Form 10-K405, Exhibit 13
period 1996-12-31
GILEAD SCIENCES INC
filed 1997-03-21
CIK 882095

                                         1996


                                      FINANCIALS


                                   GILEAD SCIENCES


                                        [LOGO]

                                SELECTED CONSOLIDATED

                                    FINANCIAL DATA


CONSOLIDATED STATEMENT OF OPERATIONS DATA
(in thousands, except per share data)



                                                          Nine Months
                                            YEAR ENDED       Ended
                                           DECEMBER 31,   December 31,          Years Ended March 31,
                                             1996          1995(1)        1995          1994             1993
                                        -----------------------------------------------------------------------
Revenues:
  Product sales, net                     $   8,477      $      --      $      --      $      --      $      --
  Contract revenues                         24,943          2,699          4,922          4,085          4,177
                                        -----------------------------------------------------------------------
Total revenues                              33,420          2,699          4,922          4,085          4,177
                                        -----------------------------------------------------------------------
Operating costs and expenses:
  Cost of sales                                910             --             --             --             --
  Research and development                  41,881         25,670         30,360         26,046         17,987
  Selling, general and administrative       26,692          9,036          9,669          7,639          4,377
                                        -----------------------------------------------------------------------
Total operating costs and expenses          69,483         34,706         40,029         33,685         22,364
                                        -----------------------------------------------------------------------
Loss from operations                       (36,063)       (32,007)       (35,107)       (29,600)       (18,187)
Interest income, net                        14,331          4,592          3,833          3,888          4,105
                                        -----------------------------------------------------------------------
Net loss                                 $ (21,732)     $ (27,415)     $ (31,274)     $ (25,712)     $ (14,082)
                                        -----------------------------------------------------------------------
                                        -----------------------------------------------------------------------
Net loss per share                       $   (0.78)     $   (1.29)     $   (1.65)     $   (1.37)     $   (0.88)
                                        -----------------------------------------------------------------------
                                        -----------------------------------------------------------------------
Common shares used in the calculation
  of net loss per share                     27,786         21,274         18,971         18,779         16,065
                                        -----------------------------------------------------------------------


                                        -----------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET DATA
(in thousands)

                                        DECEMBER 31,    December 31,                   March 31,
                                           1996           1995(1)        1995           1994           1993
                                        -----------------------------------------------------------------------
Cash, cash equivalents and
  short-term investments                 $ 295,963      $ 155,659       $ 89,146      $ 114,968      $ 139,353
Working capital                            284,154        145,539         80,190        108,071        133,901
Total assets                               310,673        166,659        102,395        126,602        146,809
Non-current portion of equipment
  financing obligations and
  long-term debt                             2,914          3,482          5,454          2,479          1,156
Accumulated deficit                       (134,486)      (112,754)       (85,339)       (54,065)       (28,353)
Total stockholders' equity (2)             291,660        151,499         86,056        115,280        139,402





(1) In October 1995, the Company changed its fiscal year end from March 31 to December 31, effective with the nine months ended December 31, 1995.
(2) No dividends have been declared or paid on the common stock.

                        MANAGEMENT'S DISCUSSION AND ANALYSIS
                   OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------
                                       OVERVIEW
--------------------------------------------------------------------------------

    Since its inception in June 1987, Gilead has devoted the substantial portion of its resources to its research and development programs, with significant expenses relating to commercialization beginning in 1996. With the exception of the third quarter of 1996, when the Company entered into two collaborations with significant initial license fees, the Company has incurred losses since its inception. Gilead expects to incur losses for the next several years, due primarily to its research and development programs, including preclinical studies, clinical trials and manufacturing, as well as marketing and sales efforts in support of VISTIDE-Registered Trademark- (cidofovir injection) and other potential products. On June 26, 1996, the U.S. Food and Drug Administration (FDA) granted marketing clearance of VISTIDE for the treatment of cytomegalovirus retinitis (CMV) in patients with AIDS. The Company is independently marketing VISTIDE in the United States with an antiviral specialty sales force and has entered into a collaboration agreement with Pharmacia & Upjohn S.A. ("P&U") to market VISTIDE in all countries outside the United States. The Company expects that its financial results will fluctuate from quarter to quarter and that such fluctuations may be substantial. There can be no assurance that the Company will successfully develop, commercialize, manufacture and market additional products or sustain profitability. As of December 31, 1996, the Company's accumulated deficit was approximately $134.5 million.

    The successful development and commercialization of the Company's products will require substantial and ongoing efforts at the forefront of the life sciences industry. The Company is pursuing preclinical or clinical development of a number of additional product candidates. Even if these product candidates appear promising during various stages of development, they may not reach the market for a number of reasons. Such reasons include the possibilities that the potential products will be found ineffective or unduly toxic during preclinical or clinical trials, fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical to market or be precluded from commercialization by proprietary rights of others.

    As a company in an industry undergoing rapid change, the Company faces significant challenges and risks, including the risks inherent in its research and development programs, uncertainties in obtaining and enforcing patents, the lengthy and expensive regulatory approval process, intense competition from pharmaceutical and biotechnology companies, increasing pressure on pharmaceutical pricing from payors, patients and government agencies and uncertainties associated with the eventual market acceptance of VISTIDE or any of the Company's products in development. These risks are discussed in greater detail in the Company's Annual Report on Form 10-K for the year ended December 31, 1996. Stockholders and potential investors in the Company should carefully consider these risks in evaluating the Company and should be aware that the realization of any of these risks could have a dramatic and negative impact on the Company's stock price.

    This report contains forward-looking statements relating to clinical and regulatory developments, marketing and sales matters, future expense levels and financial results. These statements involve inherent risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, the risks discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, particularly those relating to the development and marketing of pharmaceutical products.

--------------------------------------------------------------------------------
                                RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

REVENUES   The Company had total revenues of $33.4 million, $2.7 million, and
$4.9 million for the year ended December 31, 1996, the nine months ended December 31, 1995, and the year ended March 31, 1995, respectively. Revenues increased during 1996, primarily due to contract revenues resulting from the Company's collaborative agreements with P&U and F. Hoffmann-La Roche Ltd. ("Roche"). Gilead recognized revenues of $21.6 million related to these agreements for the year ended December 31, 1996. The Company's 1996 total revenues also included net product sales from the sale of VISTIDE of $8.5 million for the year ended December 31, 1996, with no net product sales in the previous periods. Revenues in all three periods included income from the Company's research and development agreement with Glaxo, which was extended for an additional five years in 1996. Revenues for the year ended March 31, 1995, also included amounts earned under the

Company's collaborative research and development agreement with the Advanced Research Projects Agency ("ARPA"), which ended in October 1994.

COSTS AND EXPENSES   The Company's cost of sales was $0.9 million for the year
ended December 31, 1996. The Company had no cost of sales for the nine months ended December 31, 1995 and the year ended March 31, 1995. Cost of sales resulted from the Company's sale of VISTIDE, which was launched in June 1996.

    The Company's research and development expenses were $41.9 million for the year ended December 31, 1996, $25.7 million for the nine months ended December 31, 1995, and $30.4 million for the year ended March 31, 1995. These expenses increased 63% from the nine months ended December 31, 1995 to the twelve months ended December 31, 1996 due to a shorter time period in 1995 and higher staffing, preclinical and clinical expenses in 1996. The 15% decrease from the year ended March 31, 1995 to the nine months ended December 31, 1995 is due to the shorter time period, offset in part by higher research and development expenses. The Company expects its research and development expenses in 1997 to increase over 1996, reflecting anticipated increased expenses related to clinical trials for several product candidates as well as related increases in staffing and manufacturing.

    Selling, general and administrative expenses were $26.7 million for the year ended December 31, 1996, $9.0 million for the nine months ended December 31, 1995, and $9.7 million for the year ended March 31, 1995. This increase of 195% from the nine months ended December 31, 1995 to the twelve months ended December 31, 1996 is attributable to the shorter time period in 1995 and to the establishment of marketing and sales capabilities in connection with the launch of VISTIDE in 1996, as well as administrative activities in support of the Company's expanded research and development efforts. The decrease of 7% in selling, general, and administrative expenses from the year ended March 31, 1995 to the nine months ended December 31, 1995 is due to the shorter time period, offset in part by initial marketing and sales expenses, support of expanded research and development activities and the expansion of other general and administrative activities. The Company expects its selling, general and administrative expenses to increase during 1997 in connection with ongoing marketing and sales activities as well as continued support of expanded research and development efforts and facilities.

    NET INTEREST INCOME   The Company had net interest income of $14.3 million
for the year ended December 31, 1996, $4.6 million for the nine months ended December 31, 1995, and $3.8 million for the year ended March 31, 1995. Net interest income has significantly increased due to the Company's higher average cash and cash equivalents and short-term investment balances, which resulted from the Company's two public offerings of common stock completed in February 1996 and August 1995.
--------------------------------------------------------------------------------
                           LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

    Cash and cash equivalents and short-term investments were $296.0 million at December 31, 1996, compared to $155.7 million at December 31, 1995. This increase is primarily the result of the Company's public offering of common stock in February 1996, which generated $155.5 million in net proceeds, and an aggregate of $20.3 million in license fees paid by Roche in October 1996 and by P&U in August 1996, offset by the Company's net use of cash. In October 1996, the Company entered into a $3.0 million term loan to finance its facilities expansion, which began in the fourth quarter of 1996. In 1997, the Company expects to incur construction and equipment costs of approximately $2.5 million related to the final build-out of a 37,000 square foot facility leased in August 1996, as well as improvements to other leased facilities. In 1997, the Company expects to incur research and development and selling, general and administrative expenses in excess of amounts incurred in 1996.

    Net cash used in operations was $16.5 million for the year ended December 31, 1996, $23.0 million for the nine months ended December 31, 1995, and $27.4 million for the year ended March 31, 1995. The Company believes that its existing capital resources, supplemented by net product revenues and contract revenues, will be adequate to satisfy its capital needs for the foreseeable future. The Company's future capital requirements will depend on many factors, including the progress of the Company's research and development, the scope and results of preclinical studies and clinical trials, the cost, timing and outcomes of regulatory reviews, the rate of technological advances, determinations as to the commercial potential of the Company's products under development, the commercial performance of VISTIDE and any of the Company's products in development that receive marketing approval, administrative and legal expenses, the status of competitive products, the establishment of manufacturing capacity or third-party manufacturing arrangements, the expansion of sales and marketing capabilities and the establishment of collaborative relationships with other companies.

    The Company may in the future require additional funding, which could be in the form of proceeds from equity or debt financings or additional collaborative agreements with corporate partners. If such funding is required, there can be no assurance that it will be available on favorable terms, if at all.

                                    CONSOLIDATED

                                    BALANCE SHEETS




(in thousands, except share and per share amounts)                              DECEMBER 31,         December 31,
                                                                                    1996                1995
                                                                             -----------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                       $ 131,984        $     27,420
   Short-term investments                                                            163,979             128,239
   Other current assets                                                                4,290               1,558
                                                                             -----------------------------------
Total current assets                                                                 300,253             157,217
Property and equipment, net                                                            9,172               8,369
Other assets                                                                           1,248               1,073
                                                                             -----------------------------------
                                                                                  $  310,673         $   166,659
                                                                             -----------------------------------
                                                                             -----------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                $   2,501          $    2,412
   Accrued clinical and preclinical expenses                                           5,007               3,923
   Other accrued liabilities                                                           4,433               2,229
   Deferred revenues                                                                     527                 208
   Current portion of equipment financing obligations and long-term debt               3,631               2,906
                                                                             -----------------------------------
Total current liabilities                                                             16,099              11,678
Non-current portion of equipment financing obligations and long-term debt              2,914               3,482
Commitments
Stockholders' equity:
   Preferred stock, par value $.001 per share, issuable in series;
      5,000,000 shares authorized; no shares issued and outstanding
      at December 31, 1996 and 1995                                                       --                  --
   Common stock, par value $.001 per share; 60,000,000 shares authorized; 28,758,165 shares and 23,769,878 shares issued and
      outstanding at December 31, 1996 and 1995, respectively                             29                  24
   Additional paid-in capital                                                        426,577             265,460
   Unrealized gains on investments, net                                                   89                 167
   Accumulated deficit                                                              (134,486)           (112,754)
   Deferred compensation                                                                (549)             (1,398)
                                                                             -----------------------------------
Total stockholders' equity                                                           291,660             151,499
                                                                             -----------------------------------
                                                                                  $  310,673          $  166,659
                                                                             -----------------------------------
                                                                             -----------------------------------


See accompanying notes

                               CONSOLIDATED

                         STATEMENTS OF OPERATIONS

--------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)                              YEAR ENDED           Nine Months Ended         Year Ended
                                                                      DECEMBER 31,            December 31,             March 31,
                                                                          1996             1995           1994           1995
                                                                      ----------------------------------------------------------
                                                                                                       (unaudited)
Revenues:
  Product sales, net                                                     $  8,477       $     --        $     --        $     --
  Contract revenues                                                        24,943          2,699           3,992           4,922
                                                                      ----------------------------------------------------------
Total revenues                                                             33,420          2,699           3,992           4,922
                                                                      ----------------------------------------------------------
Costs and expenses:
  Cost of sales                                                               910             --              --              --
  Research and development                                                 41,881         25,670          22,306          30,360
  Selling, general and administrative                                      26,692          9,036           6,904           9,669
                                                                      ----------------------------------------------------------
Total costs and expenses                                                   69,483         34,706          29,210          40,029
                                                                      ----------------------------------------------------------
Loss from operations                                                      (36,063)       (32,007)        (25,218)        (35,107)
Interest income                                                            15,042          5,199           3,501           4,762
Interest expense                                                             (711)          (607)           (684)           (929)
                                                                      ----------------------------------------------------------
Net loss                                                                 $(21,732)      $(27,415)       $(22,401)       $(31,274)
                                                                      ----------------------------------------------------------
                                                                      ----------------------------------------------------------
Net loss per share                                                       $  (0.78)      $  (1.29)       $  (1.18)       $  (1.65)
                                                                      ----------------------------------------------------------
                                                                      ----------------------------------------------------------
Common shares used in the calculation
  of net loss per share                                                    27,786         21,274          18,926          18,971
                                                                      ----------------------------------------------------------
                                                                      ----------------------------------------------------------

See accompanying notes


                                 CONSOLIDATED
                   STATEMENTS OF STOCKHOLDERS' EQUITY

----------------------------------------------------------------------------------------------------------------------------------
(in thousands, except share and per share amounts)                        Unrealized
                                                                             Gains
                                                            Additional    (Losses) on                                  Total
                                                 Common       Paid-in     Investments,   Accumulated    Deferred    Stockholders'
                                                  Stock       Capital         Net          Deficit    Compensation     Equity
                                                ----------------------------------------------------------------------------------
BALANCE AT MARCH 31, 1994                          $ 19       $171,767       $ --          $ (54,065)     $(2,441)      $115,280
Issuance of 134,814 shares of common
   stock upon the exercise of stock options          --            208         --                 --           --            208
Issuance of 133,002 shares of common
   stock pursuant to the employee stock
   purchase plan                                     --            923         --                 --           --            923
Deferred compensation related to grant
   of certain stock options                          --             49         --                 --          (49)            --
Amortization of deferred compensation                --             --         --                 --          886            886
Unrealized gains (losses) on available-for-
   sale short-term investments, net                  --             --         33                 --           --             33
Net loss                                             --             --         --            (31,274)          --        (31,274)
                                                ----------------------------------------------------------------------------------
BALANCE AT MARCH 31, 1995                            19        172,947         33            (85,339)      (1,604)        86,056
Issuance of 380,595 shares of common
   stock upon the exercise of stock options           1          1,963         --                 --           --          1,964
Issuance of 207,165 shares of common
   stock pursuant to the employee stock
   purchase plan                                     --          1,430         --                 --           --          1,430
Issuance of 4,053,750 shares of common
   stock at $23.25 per share (net of
   issuance costs of $5,575,173)                      4         88,670         --                 --           --         88,674
Deferred compensation related to grant
   of certain stock options                          --            450         --                 --         (450)            --
Amortization of deferred compensation                --             --         --                 --          656            656
Unrealized gains (losses) on available-for-
   sale short-term investments, net                  --             --        134                 --           --            134
Net loss                                             --             --         --            (27,415)          --        (27,415)
                                                ----------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                         24        265,460        167           (112,754)      (1,398)       151,499
Issuance of 500,853 shares of common
   stock upon the exercise of stock options           1          3,077         --                 --           --          3,078
Issuance of 181,590 shares of common
   stock pursuant to the employee stock
   purchase plan                                     --          1,856         --                 --           --          1,856
Issuance of 4,305,844 shares of common
   stock at $37.75 per share (net of
   issuance costs of $7,063,476)                      4        155,478         --                 --           --        155,482
Compensation related to accelerated
   vesting on stock options                          --            706         --                 --           --            706
Amortization of deferred compensation                --             --         --                 --          849            849
Unrealized gains (losses) on available-for-
   sale short-term investments, net                  --             --        (78)                --           --            (78)
Net loss                                             --             --         --            (21,732)          --        (21,732)
                                                ----------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                       $ 29       $426,577       $ 89          $(134,486)     $  (549)      $291,660
                                                ----------------------------------------------------------------------------------
                                                ----------------------------------------------------------------------------------


See accompanying notes

                               CONSOLIDATED

                         STATEMENTS OF CASH FLOWS


-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                      YEAR ENDED          Nine Months Ended          Year Ended
(in thousands)                                                        DECEMBER 31,           December 31,              March 31,
                                                                          1996            1995          1994            1995
                                                                    ---------------------------------------------------------------
                                                                                                     (unaudited)
Cash flows from operating activities:
   Net loss                                                            $ (21,732)       $ (27,415)     $ (22,401)     $ (31,274)
   Adjustments used to reconcile net loss
      to net cash used in operating activities:
      Depreciation and amortization                                        4,479            3,247          2,803          3,908
      Changes in assets and liabilities:
         Other current assets                                             (2,732)             371            396             17
         Other assets                                                       (175)            (148)          (235)           (92)
         Accounts payable                                                     89            1,365           (314)           (21)
         Accrued clinical and preclinical expenses                         1,084              757           (885)          (637)
         Other accrued liabilities                                         2,204             (366)           (45)           741
         Deferred revenues                                                   319             (859)           800             --
                                                                    ------------------------------------------------------------
   Total adjustments                                                       5,268            4,367          2,520          3,916
                                                                    ------------------------------------------------------------
Net cash used in operating activities                                    (16,464)         (23,048)       (19,881)       (27,358)
                                                                    ------------------------------------------------------------
Cash flows from investing activities:
   Purchases of short-term investments                                  (437,627)        (173,971)       (88,781)      (111,575)
   Sale of short-term investments                                        248,552           10,455             --          6,338
   Maturities of short-term investments                                  153,257           94,147        108,673        148,484
   Capital expenditures                                                   (3,727)            (565)        (3,716)        (3,885)
                                                                    ------------------------------------------------------------
Net cash provided by (used in) investing activities                      (39,545)         (69,934)        16,176         39,362
                                                                    ------------------------------------------------------------
Cash flows from financing activities:
   Payments of financing obligations and long-term debt                   (2,843)          (2,076)        (1,665)        (2,366)
   Proceeds from equipment loans                                              --               --            624            623
   Proceeds from issuance of long-term debt                                3,000               --          6,000          6,000
   Proceeds from issuance of common stock                                160,416           92,068          1,024          1,131
                                                                    ------------------------------------------------------------
Net cash provided by financing activities                                160,573           89,992          5,983          5,388
                                                                    ------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                     104,564           (2,990)         2,278         17,392
Cash and cash equivalents at beginning of period                          27,420           30,410         13,018         13,018
                                                                    ------------------------------------------------------------
Cash and cash equivalents at end of period                             $ 131,984        $  27,420      $  15,296      $  30,410
                                                                    ------------------------------------------------------------
                                                                    ------------------------------------------------------------
Supplemental schedule of noncash investing and
   financing activities:
   Acquisition of equipment pursuant to equipment
      loan and capital lease obligation                                $      --        $      --      $     677      $     677
                                                                    ------------------------------------------------------------
                                                                    ------------------------------------------------------------
   Deferred compensation related to grant of certain
      stock options                                                    $      --        $     450      $      49      $      49
                                                                    ------------------------------------------------------------
                                                                    ------------------------------------------------------------
   Compensation related to acceleration of vesting
      on stock options                                                 $     706        $      --      $      --      $      --
                                                                    ------------------------------------------------------------
                                                                    ------------------------------------------------------------
Supplemental disclosure of cash flow information:
   Interest paid                                                       $     731        $     619      $     613      $     866
                                                                    ------------------------------------------------------------
                                                                    ------------------------------------------------------------


See accompanying notes
                                                                              29

                                      NOTES TO

                          CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

            1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

ORGANIZATION AND PRINCIPLES OF CONSOLIDATION   Gilead Sciences, Inc. (the
"Company" or "Gilead") was incorporated in the State of Delaware on June 22, 1987. The Company is engaged in the discovery, development and marketing of a new class of human therapeutics based on nucleotides. VISTIDE, the Company's first commercially available product, which received marketing clearance from the FDA in June 1996, is sold in the U.S. through drug wholesalers.

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Gilead Sciences Limited, which was formed under the laws of the United Kingdom in November 1995. To date, the subsidiary has been inactive and has no material assets or liabilities.

CHANGE IN YEAR END   In October 1995, the Company changed its fiscal year end
from March 31 to December 31 effective with the nine months ended December 31, 1995. Financial statements for the nine months ended December 31, 1994 are unaudited and included for comparison purposes.

CASH EQUIVALENTS   The Company considers highly liquid investments with
insignificant interest rate risk purchased with a remaining maturity of three months or less to be cash equivalents.

CONCENTRATIONS OF CREDIT RISK   Cash and cash equivalents and short-term
investments are financial instruments that potentially subject the Company to concentrations of credit risk. The Company primarily invests in notes and bills issued by the U.S. government, bonds and notes of domestic corporations, certificates of deposit, commercial paper and asset-backed securities. By policy, the Company limits the amount of credit exposure to any one financial institution and to any one type of investment, other than securities issued by the U.S. government.

USE OF ESTIMATES   The preparation of consolidated financial statements in
conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION   The Company recognizes product revenue at the time product is shipped. Provisions are made for estimated product returns, cash discounts and government discounts and rebates. Revenues recognized under the Company's collaborative research and development agreements, license and supply agreements and government grants are recorded as earned based upon the performance requirements of the contracts. Payments received in advance under these agreements are recorded as deferred revenue until earned.

STOCK-BASED COMPENSATION   In accordance with the provisions of Statement of
Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which the Company adopted in 1996, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issue to Employees" ("APB 25") and related interpretations in accounting for its employee stock option plans. Under APB 25, if the exercise price of the Company's employee stock options equals or exceeds the fair value of the underlying stock on the date of grant as determined by the Company's Board of Directors, no compensation expense is recognized. See Note 9 for pro forma disclosure of stock-based compensation pursuant to SFAS 123.

SECURITIES AVAILABLE FOR SALE   Management determines the appropriate
classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company's debt securities, which consist primarily of U.S. treasury securities, corporate commercial paper, bonds and notes of domestic corporations and asset-backed securities, are classified as available-for-sale and are carried at estimated fair value in cash equivalents and short-term investments. At December 31, 1996, available-for-sale investments included

$132,621,000 of cash equivalents ($27,356,000 at December 31, 1995) and all short-term investments. Unrealized gains and losses are reported in a separate component of stockholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses on available-for-sale securities are included in interest income and expense. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

FOREIGN CURRENCY INSTRUMENTS   The Company enters into foreign exchange forward
contracts with financial institutions primarily to protect against currency exchange risks associated with certain firmly committed purchase transactions. The Company's foreign exchange risk management policy allows it to hedge a majority of its existing material foreign exchange transaction exposures. However, the Company may not hedge certain foreign exchange transaction exposures that are immaterial in terms of their minimal U.S. dollar value. For further discussion about the Company's foreign currency instruments see Note 7.

PROPERTY AND EQUIPMENT   Property and equipment are stated at cost and consist
of the following (in thousands):

                                                                December 31,
                                                           1996           1995
                                                        -----------------------
Equipment subject to
  financing obligations                                   $  5,320     $  6,026
Laboratory equipment                                         1,904          766
Office equipment and
  furniture and fixtures                                     4,081        2,386
Leasehold improvements                                      10,887        9,514
                                                        -----------------------
                                                            22,192       18,692
Less accumulated depreciation
  and amortization                                         (13,020)     (10,323)
                                                        -----------------------
                                                          $  9,172     $  8,369
                                                        -----------------------
                                                        -----------------------

     Laboratory equipment, office equipment and furniture and fixtures are depreciated on a straight-line basis over their estimated useful lives of three to five years. Leasehold improvements and equipment subject to financing obligations are amortized on a straight-line basis over the shorter of their estimated useful lives or the borrowing term.

     See Note 5 for discussion of certain laboratory and office equipment acquired pursuant to equipment financing obligations.

OTHER ACCRUED LIABILITIES Other accrued liabilities are summarized as follows (in thousands):
                                                                 December 31,
                                                            1996           1995
                                                        -----------------------
Accrued compensation                                      $  1,662     $  1,102
Accrued Medicaid rebates                                     1,100           --
Other                                                        1,671        1,127
                                                        -----------------------
                                                          $  4,433     $  2,229
                                                        -----------------------
                                                        -----------------------

NET LOSS PER SHARE   Net loss per share is computed using the weighted average
number of common shares outstanding during the period. Common stock equivalents relating to stock options are excluded from the computation, as their effect is antidilutive.

--------------------------------------------------------------------------------
                                    2. INVESTMENTS
--------------------------------------------------------------------------------

The following is a summary of available-for-sale securities (in thousands):





                                               Gross           Gross
                               Amortized     Unrealized     Unrealized     Estimated
                                  Cost         Gains           Losses      Fair Value
                             ---------------------------------------------------------
DECEMBER 31, 1996
U.S. Treasury
   Securities and
   obligations of
   U.S. government
   agencies                     $158,734         $ 94            $(86)        $158,742
Corporate
   securities                     27,115           24              (3)          27,136
Other debt
   securities                    110,662           64              (4)         110,722
                             ---------------------------------------------------------
Total                           $296,511         $182            $(93)        $296,600
                             ---------------------------------------------------------
                             ---------------------------------------------------------

DECEMBER 31, 1995
U.S. Treasury
   Securities and
   obligations of
   U.S. government
   agencies                     $141,621         $162              --         $141,783
Corporate
   securities                     13,807            5              --           13,812
                             ---------------------------------------------------------
Total                           $155,428         $167                         $155,595
                             ---------------------------------------------------------
                             ---------------------------------------------------------




    During the year ended December 31, 1996, the Company sold available-for-sale investments with a fair value at the date of sale of $248,552,000 ($10,445,000 in the nine-month period ended December 31, 1995.) The gross realized gain on the sale of available-for-sale securities totaled approximately $451,000 at December 31, 1996, and none at December 31, 1995, and the gross realized loss on the sale of available-for-sale securities totaled approximately $65,000 at December 31, 1996. At December 31, 1996, the contractual maturities of the debt securities do not exceed three years.
--------------------------------------------------------------------------------
                         3. COLLABORATIVE RESEARCH AGREEMENTS
--------------------------------------------------------------------------------

PHARMACIA & UPJOHN   In August 1996, Gilead and Pharmacia & Upjohn S.A. ("P&U")
entered into a collaboration to market VISTIDE-Registered Trademark- (cidofovir injection) in all countries outside the United States. Under the terms of the agreement, P&U paid Gilead an initial license fee of $10.0 million. If European marketing authorization is received for VISTIDE, Gilead will receive an additional cash milestone payment of $10.0 million, and, at Gilead's option, P&U will purchase $40.0 million of newly issued Gilead Series B Preferred Stock priced at 145% of the average closing price of Gilead's common stock over a thirty-day trading period. In addition, P&U will pay Gilead royalties on its VISTIDE sales.

    Under the terms of the License and Supply Agreement with P&U dated August 1996 and related agreements relating to expanded access programs for VISTIDE outside of the United States, the Company will supply either the bulk drug substance used to manufacture VISTIDE or the finished product VISTIDE ("Product") to P&U. Gilead is entitled to receive a royalty based upon the sale of Product by P&U, a portion of which is received upon the shipment of Product (either bulk drug substance or finished product) from Gilead to P&U, with the remainder received upon the ultimate sale of Product by P&U. Any royalties received by Gilead prior to the P&U sale of Product to a third party are recorded as deferred revenue until such third party sale occurs. As of December 31, 1996, the Company recorded approximately $277,000 of deferred royalty income related to shipment of Product to P&U for expanded access programs.

HOFFMANN-LA ROCHE   In September 1996, Gilead and F. Hoffmann-La Roche Ltd. and
Hoffmann-La Roche, Inc. (collectively, "Roche") entered into a collaboration agreement to develop and commercialize therapies to treat and prevent viral influenza. Under the agreement, Roche received exclusive worldwide rights to Gilead's proprietary influenza neuraminidase inhibitors. In October 1996, Roche made an initial license fee payment to Gilead of $10.3 million (recorded in the third quarter of 1996) and Gilead is entitled to additional cash payments of up to $40.0 million upon achievement of developmental and regulatory milestones. In addition, Roche will fund all research and development costs and pay Gilead royalties on the net sales of any products developed under the collaboration. For the year ended December 31, 1996, the Company recorded $1,147,000 of research and development revenue related to this agreement. Costs of research and development revenues earned under this arrangement approximate such revenues (exclusive of any milestone revenues) and are included in research and development expenses in the accompanying financial statements.

    In September 1996, Gilead and Roche entered into an agreement to co-promote Roche's Roferon-A (Interferon alfa-2a, recombinant) for the treatment of chronic hepatitis C infection in the U.S. Roche paid Gilead a $150,000 one-time fee in 1996. Roche will pay Gilead a royalty based on the net product sales beginning in 1997.

GLAXO WELLCOME   In July 1990, the Company entered into a collaborative research agreement with Glaxo Wellcome, Inc. ("Glaxo"). Concurrent with the signing of the agreement, Glaxo made an $8 million equity investment in the Company and currently holds 3.1% of the Company's outstanding common stock. The agreement provided for the Company to conduct research over a period of five years with a goal of identifying code blocker compounds with potential application in the diagnosis, prevention and treatment of cancer. The collaboration was extended to all potential therapeutic applications in July 1992.

    In March 1996, the Company and Glaxo entered into a new collaborative research agreement extending for five years the existing collaboration between the parties. Under the terms of the new agreement, Glaxo will fund the Company's ongoing research in the code blocker field for five years. Each party has a worldwide right to the other party's patent rights to research, develop, manufacture, and sell products based on code blocker technology for all applications. Glaxo will have the primary right to develop any products identified during the collaboration. Gilead is entitled to payments for achievement of regulatory milestones, as well as royalties on any product sales. Glaxo has the right to terminate the collaborative research and funding at any time after two years, in which case Gilead could develop code blocker technology independently or with a third party. Under the terms of the agreement the Company received $3.0 million in March 1996 to fund research during the first year of the new agreement.

    Costs of research and development revenues earned under this arrangement approximate such revenues (exclusive of any milestone revenues) and are included in research and development expenses in the accompanying financial statements.

ARPA   In December 1991, the Company entered into a collaborative research agreement with the Advanced Research Projects Agency ("ARPA"). The research under this program was focused on the development of code blocker therapeutic compounds for the treatment of dengue fever and malaria. The Company performed "best efforts" research and development on a cost-sharing basis. ARPA funding ended October 1994 at the conclusion of the initial three-year term of the program. No revenues were recognized for the year ended December 31, 1996 or for the nine months ended December 31, 1995 ($748,000 was recognized in the fiscal year ended March 31, 1995).

AMERICAN HOME PRODUCTS   In August 1994, the Company entered into a license and
supply agreement with the Storz subsidiary of American Home Products to develop and market an eye-drop formulation of cidofovir for the potential treatment of topical ophthalmic viruses. The Company received a $250,000 annual fee in the year ended December 31, 1996, which was recognized as revenue (the Company recognized as revenue a $250,000 annual fee in the nine months ended December 31, 1995, and a $500,000 license fee in the fiscal year ended March 31, 1995). In addition, under the agreement the Company is entitled to receive annual fees, milestone payments and future royalties on product sales.

OTHER   Also included in total revenues for the year ended December 31, 1996 is
$104,000 earned under a U.S. Department of Health and Human Services Small Business Innovation Research Awards ($327,000 and $474,000 for the nine months ended December 31, 1995, and the year ended March 31, 1995, respectively). Costs of research and development under these arrangements approximate revenues. The research programs funded by these grants are focused on certain novel inhibitors of thrombin and certain genetic code blocker compounds.
--------------------------------------------------------------------------------
                                4. ACCOUNTS RECEIVABLE
--------------------------------------------------------------------------------

    Gilead sells VISTIDE through major drug wholesalers in the U.S. In August 1996, a major wholesaler FoxMeyer Corporation, filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. The total receivable outstanding as of December 31, 1996, from FoxMeyer of $629,000 has been reserved. At December 31, 1996, trade receivables are included in the balance sheet in "Other current assets."
--------------------------------------------------------------------------------
                5. EQUIPMENT FINANCING OBLIGATIONS AND LONG-TERM DEBT
--------------------------------------------------------------------------------

    Included in property and equipment at December 31, 1996 are assets with a cost of $5,320,000 ($6,026,000 at December 31, 1995) acquired pursuant to capital lease obligations and equipment loans. Accumulated amortization of assets acquired pursuant to these obligations was approximately $4,360,000 and $3,843,000 at December 31, 1996 and 1995, respectively. Assets acquired under these arrangements secure the related obligations.

    At December 31, 1996, the Company's aggregate commitment under such arrangements, together with the net present value of the obligations, is as follows (in thousands):

Years ending December 31:
   1997                                             $  1,244
   1998                                                  371
                                                  ----------
                                                       1,615
Less amounts representing interest                       133
Less current portion                                   1,131
                                                  ----------
                                                    $    351
                                                  ----------
                                                  ----------

     In May 1994, the Company entered into an unsecured $6 million term loan to finance its office and research and development facilities expansion and the acquisition of related laboratory equipment. The four-year loan requires quarterly principal payments of $375,000, plus applicable interest at a fixed rate of 8%, commencing July 1994. In addition, the Company is required to comply with certain financial and operating covenants. At December 31, 1996, the total debt outstanding is $2,250,000. The current portion outstanding is $1,750,000.

     In October 1996, the Company entered into an unsecured $3 million term loan to finance its office and research and development facilities expansion. The four-year loan requires quarterly principal payments of $187,500, plus applicable interest, commencing October 1, 1996. The interest is fixed at 6.9% for the first year of the loan and will be reset periodically thereafter based on applicable LIBOR rates. In addition, the Company is required to comply with certain financial and operating covenants. At December 31, 1996, the total debt outstanding is $2,812,500. The current portion outstanding is $750,000.

     At December 31, 1996, the long-term debt amount approximates fair value.

--------------------------------------------------------------------------------
                                    6. COMMITMENTS
--------------------------------------------------------------------------------

     The Company leases its facilities pursuant to operating leases. Rent expense under these leases totaled approximately $2,117,000 for the year ended December 31, 1996, $1,485,000 for the nine month period ended December 31, 1995, and $1,980,000 for the year ended March 31, 1995.

     At December 31, 1996, the aggregate noncancelable future minimum payments under the operating leases are as follows (in thousands):

Years ending December 31:
   1997                                            $   2,195
   1998                                                2,284
   1999                                                2,392
   2000                                                2,484
   2001                                                2,573
Thereafter                                            11,994
                                                  ----------
                                                    $ 23,922
                                                  ----------
                                                  ----------

   In connection with its facilities lease agreements, the Company obtained a letter of credit agreement from a bank which secures the aggregate future payments under one of its facilities leases. At December 31, 1996, a total of $2,500,000 was secured under this letter of credit arrangement.
--------------------------------------------------------------------------------
                           7. FOREIGN CURRENCY INSTRUMENTS
--------------------------------------------------------------------------------

   The Company has forward contracts outstanding at December 31, 1996 with notional principal amounts totaling $1,417,000, fair value of $(28,000). No forward contracts were outstanding at December 31, 1995. The notional principal amounts for off-balance sheet instruments provides one measure of the transaction volume outstanding as of year end, and does not represent the amount of the Company's exposure to credit or market loss. The Company's exposure to credit loss and market risk will vary over time as a function of interest rates and currency exchange rates. The estimates of fair value are based on applicable and commonly used pricing models using prevailing financial market information as of December 31, 1996. The notional principal and fair value amounts of the Company's foreign exchange instruments discussed above do not reflect the gains or losses associated with the exposures and transactions that the foreign exchange instruments are intended to hedge. The amounts ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures, will depend on actual market conditions during the remaining life of the instruments. Unrealized gains and losses on foreign exchange forward contracts that are designated and effective as hedges are deferred and recognized in expense in the same period as the hedged transactions. All foreign exchange forward contracts expire within one year.

--------------------------------------------------------------------------------
                               8. STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

PREFERRED STOCK The Company has 5,000,000 shares of authorized preferred stock issuable in series, none of which are issued or outstanding. The Company's board of directors is authorized to determine the designation, powers, preferences and rights of any such series. The Company has reserved 400,000 shares of preferred stock for potential issuance under the Preferred Share Purchase Rights Plan.

COMMON STOCK   The Company has 60,000,000 shares of authorized common stock at
December 31, 1996. In January 1996 the Board of Directors approved an amendment to the Company's Certificate of Incorporation, increasing the number of shares of common stock authorized from 35,000,000 to 60,000,000 shares. The amendment was approved by the Company's stockholders and filed with the Delaware Secretary of State in May 1996.

EMPLOYEE STOCK PURCHASE PLAN The Company has adopted an Employee Stock Purchase Plan under which employees can purchase shares of the Company's common stock based on a percentage of their compensation. The purchase price per share must equal at least the lower of 85% of the market value on the date offered or on the date purchased. A total of 750,000 shares of common stock are reserved for issuance under the plan. As of December 31, 1996, 601,289 shares had been issued under the Plan (419,699 shares as of December 31, 1995).

STOCK OPTION PLANS   In December 1987, the Company adopted the 1987 Incentive
Stock Option Plan and the Supplemental Stock Option Plan for issuance of common stock to employees, consultants and scientific advisors. Options granted under the plans are at prices not less than the fair market value on the date of the grant. Options vest over five years pursuant to a formula determined by the Company's board of directors and expire after ten years. At December 31, 1996, options on 545,108 shares are outstanding under the plans at exercise prices ranging from $0.09 to $17.50 per share (781,718 options outstanding at December 31, 1995 with exercise prices ranging from

$0.09 to $17.50 per share). For the year ended December 31, 1996, options to purchase 220,947 shares were exercised at $0.09 to $17.50 per share (options to purchase 182,029 shares were exercised at prices ranging from $0.09 to $17.50 per share for the nine months ended December 31, 1995). At December 31, 1996, options on 522,308 shares were exercisable (options on 605,125 shares were exercisable at December 31, 1995). No shares were available for grant of future options.

     In April 1991, the Company's board of directors approved the granting of nonqualified stock options that are not granted pursuant to the 1987 Supplemental Stock Option Plan but contain such other terms and conditions of the Company's Supplemental Stock Options. The options vest pursuant to a formula determined by the Company's board of directors and expire no more than ten years after the date of grant or earlier if employment terminates. At December 31, 1996, options on 197,064 shares are outstanding at exercise prices ranging from $1.20 to $1.50 per share (286,230 options outstanding at December 31, 1995 with exercise price ranging from $1.20 to $1.50 per share). For the year ended December 31, 1996, options to purchase 89,166 shares were exercised at $1.20 per share (options to purchase 49,966 shares were exercised at $1.20 per share for the nine month period ended December 31, 1995). At December 31, 1996, options on 103,741 shares were exercisable (options on 111,314 shares were exercisable at December 31, 1995). No shares were available for grant of future options.

     In November 1991, the Company adopted the 1991 Stock Option Plan for issuance of common stock to employees and consultants. Options issued under the plan shall, at the discretion of the Company's board of directors, be either incentive stock options or nonstatutory stock options. The exercise price of incentive stock options must equal at least the fair market value of the common stock on the date of grant. Options vest over five years pursuant to a formula determined by the Company's board of directors and expire after ten years. At December 31, 1996, options to purchase 3,745,630 shares are outstanding under the plan at exercise prices ranging from $4.38 to $38.00 per share (3,076,020 options outstanding at December 31, 1995 with exercise prices ranging from $4.38 to $22.50 per share). For the year ended December 31, 1996, options to purchase 190,740 shares were exercised at prices ranging from $6.50 to $19.00 per share (options to purchase 145,330 shares were exercised for the nine month period ended December 31, 1995 at prices ranging from $6.13 to $16.50 per share). At December 31, 1996, options on 1,375,050 shares were exercisable (options on 954,342 shares were exercisable at December 31, 1995) and 1,599,550 were available for grant of future options.

     In November 1995, the Company adopted the 1995 Non-Employee Directors' Stock Option Plan for issuance of common stock to non-employee directors. Options granted under the plan are at prices not less than the fair market value on the date of grant. Options vest over five years from the time of grant in quarterly 5% installments and expire after ten years. At December 31, 1996, options on 163,000 shares are outstanding at exercise prices ranging from $32.00 to $38.00 per share (none at December 31, 1995). For the year ended December 31, 1996, no options were exercised. At December 31, 1996, options on 24,300 shares were exercisable (no options were exercisable at December 31, 1995) and 187,000 shares were available for grant of future options.

     The Company records deferred compensation for the difference between the grant price and the market value related to certain options granted. No deferred compensation was recorded during the year ended December 31, 1996 ($450,000 and $49,000 in the nine month period ended December 31, 1995 and the year ended March 31, 1995, respectively). Deferred compensation is being amortized to expense over the five-year vesting period of the options. Amortization expense for the year ending December 31, 1996 totaled approximately $849,000 ($656,000 and $886,000 the nine month period ended December 31, 1995 and the year ended March 31, 1995, respectively).

PREFERRED SHARE PURCHASE RIGHTS PLAN   In November 1994, the Company adopted a
Preferred Share Purchase Rights Plan (the "Plan"). The Plan provides for the distribution of a preferred stock purchase right (a "Right") as a dividend for each share of Gilead common stock held of record at the close of business on December 14, 1994. The Rights are not currently exercisable. Under certain conditions involving an acquisition or proposed acquisition by any person or group of 15% or more of the common stock, the Rights permit the holders (other than the 15% holder) to purchase Gilead common stock at a 50% discount from the market price at that time, upon payment of an exercise price of $60 per Right. In addition, in the event of certain business combinations, the Rights permit the purchase of the common stock of an acquirer at a 50% discount from the market price at that time. Under certain conditions, the Rights may be redeemed by the Company's board of directors in whole, but not in part, at a price of $.01 per Right. The Rights have no voting privileges and are attached to and automatically trade with Gilead common stock. The Rights expire on November 21, 2004.

--------------------------------------------------------------------------------
                              9. STOCK OPTION ACCOUNTING
--------------------------------------------------------------------------------

     The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options and employee stock purchase plan shares because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options and employee stock purchase plan shares. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

     Pro forma information regarding net income and earnings per share is required by SFAS 123 and has been determined as if the Company had accounted for its employee stock options granted subsequent to March 31, 1995, under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model for the multiple option approach with the following weighted-average assumptions for 1995 and 1996: risk-free interest rate of 6.0%; volatility factor of the expected market price of the Company's common stock of 69%; and a weighted-average expected life of the option of 1.54 years from the vesting date. No dividend payments are expected.

     The pro forma information required by SFAS 123 includes compensation expense related to the Company's employee stock purchase plan purchases made subsequent to March 31, 1995. The compensation expense has also been calculated based on the fair-value method using a Black-Scholes option pricing model with the weighted-average assumptions discussed above.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options and employee stock purchase plan shares have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's employee stock options and employee stock purchase plan shares.

     For purposes of pro forma disclosures, the estimated fair value of the options and shares are amortized to pro forma/net loss over the options' vesting period and the shares' plan period. The Company's pro forma information follows (in thousands, except for earnings per share information):

                                                                 Nine Months
                                                  YEAR ENDED        Ended
                                                  DECEMBER 31,   December 31,
                                                     1996            1995
                                               --------------------------------
Pro forma net loss                                $(29,586)      $(29,162)
Pro forma loss per
  share                                           $  (1.06)      $  (1.37)

     Because SFAS 123 is applicable only to options granted or shares issued subsequent to March 31, 1995, its pro forma effect will not be fully reflected until 1999.

     A summary of the Company's stock option activity and related information for the periods ended December 31 follows:


--------------------------------------------------------------------------------

                                                           YEAR ENDED                Nine Months Ended
                                                       DECEMBER 31, 1996            December 31, 1995
                                                   OPTIONS   WEIGHTED-AVERAGE   Options   Weighted-average
                                                   (000's)   EXERCISE PRICE     (000's)    Exercise Price
                                                 ----------------------------------------------------------
Outstanding -- beginning of period                  4,144        $10.55         4,069               $ 8.96
   Granted (Price equals FMV)                       1,240        $25.89           532               $18.04
   Granted (Price less than FMV)                       --            --            75               $19.00
   Exercised                                         (501)       $ 6.15          (377)              $ 5.20
   Forfeited                                         (232)       $13.70          (155)              $11.60
                                                 ----------------------------------------------------------
Outstanding -- end of period                        4,651        $14.96         4,144               $10.55
                                                 ----------------------------------------------------------
Exercisable at end of period                        2,025                       1,671
                                                 ----------------------------------------------------------
                                                 ----------------------------------------------------------
Weighted-average fair value per share of
   options granted during the period                15.17                       11.26
                                                 ----------------------------------------------------------
                                                 ----------------------------------------------------------



    The shares granted at less than fair market value in the nine months ended December 31, 1995 have a weighted-average fair value per share of $19.00.

    The options outstanding at December 31, 1996 have been segregated into three ranges for additional disclosure as follows (options amounts are recorded in thousands):


                                                  Options Outstanding                               Options Exercisable
                               ---------------------------------------------------------------------------------------------
                                                                                                Options
                                       Options         Weighted-average     Weighted-          Currently        Weighted-
                                     Outstanding          Remaining          Average         Exercisable         average
Range of Exercise Prices           at Dec. 31, 1996    Contractual Life   Exercise Price   at Dec. 31, 1996   Exercise Price
                               ---------------------------------------------------------------------------------------------
$0.09-$12.25                          2,005                  5.88            $ 7.48             1,315                 $ 7.12
$12.50-$19.00                         1,739                  7.59            $16.13               647                 $15.03
$19.38-$38.00                           907                  9.15            $29.24                63                 $25.67
-----------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                   10. INCOME TAXES
--------------------------------------------------------------------------------

    As of December 31, 1996, the Company had a federal net operating loss carryforward of approximately $127,000,000. The net operating loss carryforwards will expire at various dates beginning in 2001 through 2011, if not utilized.

    Significant components of the Company's deferred tax assets for federal and state income taxes are as follows (in thousands):

                                                 December 31,   December 31,
                                                      1996           1995
                                                -----------------------------
Deferred tax assets:
   Net operating loss
      carryforwards                                 $ 43,000       $ 35,100
   Research credits
      (expire 2001-2011)                               5,400          5,700
   Capitalized R&D for
      California                                       4,100          3,000
   Other                                               2,800          3,300
                                                -----------------------------
Total deferred tax assets                             55,300         47,100
Valuation allowance for
   deferred tax assets                               (55,300)       (47,100)
                                                -----------------------------
Net deferred tax assets                             $     --       $     --
                                                -----------------------------
                                                -----------------------------

     The net valuation allowance increased by $8,200,000 during the year ended December 31, 1996 $10,500,000 for the nine months ended December 31, 1995 and $12,600,000 during the year ended March 31, 1995.

     Utilization of the net operating losses and credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986.

     Approximately $2,000,000 of the valuation allowance at December 31, 1996 relates to the tax benefits of stock option deductions which will be credited to additional paid-in capital when realized.

                            REPORT OF ERNST & YOUNG LLP,

                                 INDEPENDENT AUDITORS

--------------------------------------------------------------------------------

THE BOARD OF DIRECTORS AND STOCKHOLDERS

GILEAD SCIENCES, INC.

     We have audited the accompanying consolidated balance sheets of Gilead Sciences, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1996, the nine-month period ended December 31, 1995, and the year ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gilead Sciences, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for the year ended December 31, 1996, the nine-month period ended December 31, 1995, and the year ended March 31, 1995, in conformity with generally accepted accounting principles.


                                             /s/ Ernst & Young LLP




PALO ALTO, CALIFORNIA
JANUARY 24, 1997

                                      CORPORATE

                                     INFORMATION

--------------------------------------------------------------------------------
                             TRANSFER AGENT AND REGISTRAR
--------------------------------------------------------------------------------

Communications concerning stock transfer requirements, lost certificates and changes of address should be directed to the Transfer Agent:

          ChaseMellon Shareholder Services
          85 Challenger Road
          Overpeck Centre
          Ridgefield Park, NJ  07660
          http://www.cmssonline.com
          1-800-522-6645
--------------------------------------------------------------------------------
                                STOCKHOLDER INQUIRIES
--------------------------------------------------------------------------------

Inquiries from our stockholders and potential investors regarding our company are always welcome and will receive a prompt response. Please direct your requests for information to:

          Investor Relations
          Gilead Sciences, Inc.
          333 Lakeside Drive
          Foster City, California 94404
          415-574-3000 or 1-800-GILEAD-5

Information regarding Gilead is available via the Internet on our web site at:
          http://www.gilead.com

--------------------------------------------------------------------------------
                                    STOCK LISTING
--------------------------------------------------------------------------------

Gilead common stock is traded on The Nasdaq Stock Market under the symbol GILD.


--------------------------------------------------------------------------------
                             PRICE RANGE OF COMMON STOCK
--------------------------------------------------------------------------------

As of February 28, 1997, there were approximately 585 stockholders of record of the Company's common stock and 28,996,918 shares of common stock outstanding. No dividends have been paid on the common stock since the Company's inception, and the Company does not anticipate paying any dividends in the foreseeable future.

1995                                                   High           Low
--------------------------------------------------------------------------------
First Quarter                                        $15 1/4        $ 9 1/4
Second Quarter                                       $19 3/4        $12 1/2
Third Quarter                                        $25 1/2        $16 3/4
Fourth Quarter                                       $34 1/4        $18

1996                                                    High            Low
--------------------------------------------------------------------------------
First Quarter                                        $41 7/8        $26 3/4
Second Quarter                                       $39            $21 3/4
Third Quarter                                        $29 3/4        $17 1/4
Fourth Quarter                                       $28 3/4        $21 1/2

--------------------------------------------------------------------------------
                                    ANNUAL MEETING
--------------------------------------------------------------------------------

The annual meeting of stockholders will be held at 10:00 a.m. on Tuesday, May 13, 1997, at Hotel Sofitel, 223 Twin Dolphin Drive, Redwood City, California.

VISTIDE-Registered Trademark- is a registered trademark and FORVADE-TM- is a trademark of Gilead Sciences, Inc.
Roferon-Registered Trademark- is a registered trademark of Hoffmann-La Roche. -C- 1997 Gilead Sciences, Inc.