Form 10-K405, Exhibit 13
period 1997-12-31
GILEAD SCIENCES INC
filed 1998-03-31
CIK 882095

                        1997 GILEAD SCIENCES FINANCIALS

                                                                                                                PAGE
                                                                                                                -----
Selected Consolidated Financial Data.......................................................................          27

Management's Discussion and Analysis of Financial Condition and Results of Operations......................          28

Consolidated Balance Sheets................................................................................          32

Consolidated Statements of Operations......................................................................          33

Consolidated Statements of Stockholders' Equity............................................................          34

Consolidated Statements of Cash Flows......................................................................          36

Notes to Consolidated Financial Statements.................................................................          37

Report of Ernst & Young LLP, Independent Auditors..........................................................          50

                      SELECTED CONSOLIDATED FINANCIAL DATA
                   CONSOLIDATED STATEMENTS OF OPERATIONS DATA

                                                      YEAR ENDED DECEMBER    NINE MONTHS
                                                              31,               ENDED       YEAR ENDED MARCH 31,
                                                     ----------------------  DECEMBER 31,  ----------------------
                                                        1997        1996       1995(1)        1995        1994
                                                     ----------  ----------  ------------  ----------  ----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues:
  Product sales, net...............................  $   11,735  $    8,477   $   --       $   --      $
  Contract revenues and royalties..................      28,302      24,943        2,699        4,922       4,085
                                                     ----------  ----------  ------------  ----------  ----------
Total revenues.....................................      40,037      33,420        2,699        4,922       4,085
Costs and expenses:
  Cost of product sales............................       1,167         910       --           --          --
  Research and development.........................      59,162      41,881       25,670       30,360      26,046
  Selling, general and administrative..............      25,472      26,692        9,036        9,669       7,639
                                                     ----------  ----------  ------------  ----------  ----------
Total operating costs and expenses.................      85,801      69,483       34,706       40,029      33,685
                                                     ----------  ----------  ------------  ----------  ----------
Loss from operations...............................     (45,764)    (36,063)     (32,007)     (35,107)    (29,600)
Interest income, net...............................      17,771      14,331        4,592        3,833       3,888
                                                     ----------  ----------  ------------  ----------  ----------
Net loss...........................................  $  (27,993) $  (21,732)  $  (27,415)  $  (31,274) $  (25,712)
                                                     ----------  ----------  ------------  ----------  ----------
                                                     ----------  ----------  ------------  ----------  ----------
Basic and diluted loss per share...................  $    (0.95) $    (0.78)  $    (1.29)  $    (1.65) $    (1.37)
                                                     ----------  ----------  ------------  ----------  ----------
                                                     ----------  ----------  ------------  ----------  ----------
Common shares used in the calculation of basic and
  diluted loss per share...........................      29,326      27,786       21,274       18,971      18,779
                                                     ----------  ----------  ------------  ----------  ----------
                                                     ----------  ----------  ------------  ----------  ----------

                        CONSOLIDATED BALANCE SHEETS DATA

                                                                DECEMBER 31,                     MARCH 31,
                                                    -------------------------------------  ----------------------
                                                       1997         1996        1995(1)       1995        1994
                                                    -----------  -----------  -----------  ----------  ----------
                                                                           (IN THOUSANDS)
Cash, cash equivalents and short-term
  investments.....................................  $   322,298  $   295,963  $   155,659  $   89,146  $  114,968
Working capital...................................      306,867      284,154      145,539      80,190     108,071
Total assets......................................      352,069      310,673      166,659     102,395     126,602
Non-current portion of equipment financing
  obligations and long-term debt..................        1,331        2,914        3,482       5,454       2,479
Accumulated deficit...............................     (162,479)    (134,486)    (112,754)    (85,339)    (54,065)
Total stockholders' equity (2)....................      317,347      291,660      151,499      86,056     115,280

------------------------

(1) In October 1995, the Company changed its fiscal year end from March 31 to December 31, effective with the nine months ended December 31, 1995.

(2) No dividends have been declared or paid on the common stock.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    Since its inception in June 1987, Gilead has devoted the substantial portion of its resources to its research and development programs, with significant expenses relating to commercialization beginning in 1996. With the exception of the second quarter of 1997 and the third quarter of 1996, when the Company earned significant fees related to collaborations, the Company has incurred losses since its inception. Gilead expects to incur losses at least in 1998 and 1999, due primarily to its research and development programs, including preclinical studies, clinical trials and manufacturing, as well as marketing and sales efforts in support of VISTIDE-Registered Trademark- (cidofovir injection) and other potential products. On June 26, 1996, the U.S. Food and Drug Administration ("FDA") granted marketing clearance of VISTIDE for the treatment of cytomegalovirus ("CMV") retinitis in patients with AIDS. The Company is independently marketing VISTIDE in the United States with an antiviral specialty sales force and has entered into a collaboration agreement with Pharmacia & Upjohn S.A. ("P&U") to market VISTIDE in all countries outside the United States. The Company expects that its financial results will fluctuate from quarter to quarter and that such fluctuations may be substantial. There can be no assurance that the Company will successfully develop, commercialize, manufacture and market additional products or sustain profitability. As of December 31, 1997, the Company's accumulated deficit was approximately $162.5 million.

    The successful development and commercialization of the Company's products will require substantial and ongoing efforts at the forefront of the life sciences industry. The Company is pursuing preclinical or clinical development of a number of product candidates. Even if these product candidates appear promising during various stages of development, they may not reach the market for a number of reasons. Such reasons include the possibilities that the potential products will be found ineffective or unduly toxic during preclinical or clinical trials, fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical to market or be precluded from commercialization by proprietary rights of others.

    As a company in an industry undergoing rapid change, the Company faces significant challenges and risks, including the risks inherent in its research and development programs, uncertainties in obtaining and enforcing patents, the lengthy and expensive regulatory approval process, intense competition from pharmaceutical and biotechnology companies, increasing pressure on pharmaceutical pricing from payors, patients and government agencies and uncertainties associated with the market acceptance and size of the market for VISTIDE or any of the Company's products in development. These risks are discussed in greater detail in the Company's Annual Report on Form 10-K for the year ended December 31, 1997. Stockholders and potential investors in the Company should carefully consider these risks in evaluating the Company and should be aware that the realization of any of these risks could have a dramatic and negative impact on the Company's stock price.

    This report contains forward-looking statements relating to clinical and regulatory developments, marketing and sales matters, future expense levels and financial results. These statements involve inherent risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, the risks discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, particularly those relating to the development and marketing of pharmaceutical products.

RESULTS OF OPERATIONS

    REVENUES The Company had total revenues of $40.0 million, $33.4 million, and $2.7 million, for the years ended December 31, 1997 and 1996, and the nine months ended December 31, 1995, respectively. During 1997, each category of revenues (net product sales, contract revenues and royalty revenues) increased from 1996 levels. Net product sales revenues were $11.7 million in 1997 and increased by $3.3 million, or 38 percent, as compared with 1996. Substantially all of the Company's product sales revenues relate to VISTIDE. The 38 percent increase is due to the fact that 1997 results represent a full year of sales, while 1996 revenues reflect approximately six months of sales (the Company began selling VISTIDE in June 1996). Royalty revenues were $0.9 million in 1997 and include net royalties from P&U on European sales of VISTIDE and royalties from F. Hoffmann-La Roche ("Roche") for co-promoting Roferon-A-Registered Trademark- (Interferon alfa-2a, recombinant) in the United States for the treatment of hepatitis C virus infection. Such revenues are recognized as income when received, which is generally in the quarter following that in which the corresponding sales occur. The Company did not earn significant royalty revenues before 1997. In spite of the overall increases in product sales and the commencement of VISTIDE royalties, VISTIDE product sales experienced a declining trend in 1997 as compared to 1996, primarily due to a decline in the incidence of CMV retinitis as a result of more effective human immunodeficiency virus ("HIV") therapies. VISTIDE product sales revenues and royalties are expected to continue to be modest. The Company had no product sales before 1996.

    Contract revenues of $27.4 million increased by $2.5 million, or 10 percent, in 1997. For 1997, contract revenues include a total of $24.2 million earned under the Company's collaborative agreements with P&U and Roche. During the second quarter of 1997, Gilead recognized a $10.0 million milestone payment under the P&U agreement, which is the only milestone payment provided for under that agreement. Under the Roche collaboration in 1997, the Company recognized $8.2 million in reimbursement for research and development expenses. During the fourth quarter of 1997, the Company incurred approximately $5.2 million of additional research and development expenses that were subject to Roche's review and approval as of December 31, 1997. Such expenses were subsequently approved for reimbursement and will be recognized in contract revenues in the first quarter of 1998. Also under the Roche agreement in 1997, the Company received a total of $6.0 million of milestone payments. Gilead is entitled to additional payments of up to $34.0 million upon achieving certain developmental and regulatory milestones. The Company recognized contract revenues of $21.6 million related to both the P&U and Roche agreements during 1996, the year these contracts went into effect.

    Contract revenues in all three periods included reimbursement of research expenses under the Company's agreements with Glaxo Wellcome Inc. ($3.0 million in 1997 and 1996, and $2.1 million in the nine-month period ended December 31,
1995).

    COSTS AND EXPENSES Cost of product sales was $1.2 million and $0.9 million for the years ended December 31, 1997 and 1996, respectively, and resulted from sales of VISTIDE. The Company had no cost of product sales for the nine months ended December 31, 1995.

    The Company's research and development ("R&D") expenses were $59.2 million for the year ended December 31, 1997, compared to $41.9 million for the year ended December 31, 1996. This 41 percent increase is primarily attributable to costs associated with the GS 4104 clinical trials, as well as the ongoing series of PREVEON-TM- (adefovir dipivoxil) clinical trials and the recently announced expanded access program for patients with HIV, which commenced in the fourth quarter of 1997. GS 4104 is an orally administered compound to treat and prevent viral influenza in humans and is being developed in connection with the Company's collaboration with Roche. PREVEON is an investigational, orally-administered, once-daily, reverse transcriptase inhibitor currently being studied to treat HIV. R&D expenses increased 63 percent for the year ended December 31, 1996, compared to the nine months ended December 31, 1995, primarily due to the shorter reporting period in 1995 and higher staffing, preclinical and clinical expenses in 1996. The Company expects its R&D expenses to continue to increase significantly in 1998 over 1997 amounts, reflecting anticipated increased expenses related to clinical trials for several product candidates as well as related increases in staffing and manufacturing.

    Selling, general and administrative ("SG&A") expenses were $25.5 million and $26.7 million for the years ended December 31, 1997 and 1996, respectively, and $9.0 million for the nine months ended December 31, 1995. The Company launched its first product, VISTIDE, in June 1996, and the level of expenses in that year is largely attributable to costs incurred to establish and maintain the Company's U.S. marketing and sales capabilities. As expected, these expenses were somewhat lower in 1997. The 195 percent increase in SG&A expenses between the nine-month period ended December 31, 1995 and the year ended December 31, 1996 is also attributable to the shorter reporting period in 1995. The Company expects its SG&A expenses to increase substantially during 1998, primarily to support the expansion of sales and marketing capacity in anticipation of the potential launch of PREVEON, as well as to support planned increases in research and development activities.

    NET INTEREST INCOME The Company had net interest income of $17.8 million for the year ended December 31, 1997, compared to $14.3 million for the year ended December 31, 1996. Gilead reported net interest income of $4.6 million for the nine months ended December 31, 1995. The significant increase in net interest income between the 1995 period and the year ended December 31, 1996 is due to substantial increases in Gilead's cash and cash equivalents and short-term investment balances during 1996, which resulted from the Company's two public offerings of common stock completed in February 1996 and August 1995. Net interest income in 1997 exceeded the 1996 amount primarily due to the full-year benefit in 1997 of the one public offering in 1996 and a $40.0 million equity investment by P&U.

LIQUIDITY AND CAPITAL RESOURCES

    Cash and cash equivalents and short-term investments were $322.3 million at December 31, 1997 and $296.0 million at December 31, 1996. This $26.3 million increase is primarily attributable to a $40.0 million equity investment from P&U, partially offset by $19.9 million of net cash used in operations. In October 1996, the Company entered into a $3.0 million term loan to finance its facilities expansion, which began in the fourth quarter of 1996. In 1998, the Company expects to incur construction and equipment costs of approximately $2.4 million related to the final build-out of a 37,000 square foot facility leased in August 1996, as well as improvements to several of its other leased facilities.

    Net cash used in operations was $19.9 million and $16.5 million for the years ended December 31, 1997 and 1996, respectively, and $23.0 million for the nine months ended December 31, 1995. The Company believes that its existing capital resources, supplemented by net product sales, contract and royalty revenues, will be adequate to satisfy its capital needs for the foreseeable future. The Company's future capital requirements will depend on many factors, including the progress of the Company's research and development, the scope and results of preclinical studies and clinical trials, the cost, timing and outcomes of regulatory reviews, the rate of technological advances, determinations as to the commercial potential of the Company's products under development, the commercial performance of VISTIDE and any of the Company's products in development that receive marketing approval, administrative and legal expenses, the status of competitive products, the establishment of manufacturing capacity or third-party manufacturing arrangements, the expansion of sales and marketing capabilities and the establishment of collaborative relationships with other companies.

    The Company may in the future require additional funding, which could be in the form of proceeds from equity or debt financings or additional collaborative agreements with corporate partners. If such funding is required, there can be no assurance that it will be available on favorable terms, if at all.

IMPACT OF YEAR 2000

    The Company believes that with upgrades of existing software and conversions to new software, both of which are readily available in the market, the Year 2000 issue will not pose significant operational problems for its internal computer systems. All required modifications and conversions of computer systems that are critical to the Company's business operations are expected to be completed not later than December 31, 1998, which is prior to the estimated occurrence of any Year 2000 issues. The Company has initiated formal communications with its significant suppliers, service providers and large customers to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 issues. There is no guarantee that the systems of other companies on which the Company's systems rely will be timely converted and would not have an adverse impact on the Company's systems. The Company estimates that the cost of required upgrades and conversions will not have a significant impact on its results of operations.

                                GILEAD SCIENCES

                          CONSOLIDATED BALANCE SHEETS

                                           ASSETS

                                                                            DECEMBER 31,
                                                                        --------------------
                                                                          1997       1996
                                                                        ---------  ---------
                                                                           (IN THOUSANDS,
                                                                        EXCEPT SHARE AND PER
                                                                           SHARE AMOUNTS)
Current assets:
  Cash and cash equivalents...........................................  $  31,990  $ 131,984
  Short-term investments..............................................    290,308    163,979
  Other current assets................................................     17,960      4,290
                                                                        ---------  ---------
Total current assets..................................................    340,258    300,253
Property and equipment, net...........................................     10,313      9,172
Other assets..........................................................      1,498      1,248
                                                                        ---------  ---------
                                                                        $ 352,069  $ 310,673
                                                                        ---------  ---------
                                                                        ---------  ---------

                            LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable....................................................  $   3,303  $   2,501
  Accrued clinical and preclinical expenses...........................     12,989      5,007
  Other accrued liabilities...........................................      5,705      4,433
  Deferred revenues...................................................      9,541        527
  Current portion of equipment financing obligations and long-term
    debt..............................................................      1,853      3,631
                                                                        ---------  ---------
Total current liabilities.............................................     33,391     16,099
Non-current portion of equipment financing obligations and long-term
  debt................................................................      1,331      2,914
Commitments
Stockholders' equity:
  Preferred stock, par value $.001 per share, issuable in series;
    5,000,000 shares authorized; 1,133,786 shares of Series B
    convertible preferred issued and outstanding at December 31,1997;
    none at December 31, 1996 (liquidation preference of $40,000).....          1     --
  Common stock, par value $.001 per share; 60,000,000 shares authorized; 30,041,584 shares and 28,758,165 shares issued and
    outstanding at December 31, 1997 and 1996, respectively...........         30         29
  Additional paid-in capital..........................................    479,737    426,577
  Unrealized gains on investments, net................................        344         89
  Deferred compensation...............................................       (286)      (549)
  Accumulated deficit.................................................   (162,479)  (134,486)
                                                                        ---------  ---------
Total stockholders' equity............................................    317,347    291,660
                                                                        ---------  ---------
                                                                        $ 352,069  $ 310,673
                                                                        ---------  ---------
                                                                        ---------  ---------

                             See accompanying notes

                                GILEAD SCIENCES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                               YEAR ENDED DECEMBER    NINE MONTHS
                                                                                       31,               ENDED
                                                                              ----------------------  DECEMBER 31,
                                                                                 1997        1996         1995
                                                                              ----------  ----------  ------------
                                                                                (IN THOUSANDS, EXCEPT PER SHARE
                                                                                            AMOUNTS)
Revenues:
  Product sales, net........................................................  $   11,735  $    8,477   $   --
  Contract revenues.........................................................      27,413      24,910        2,685
  Royalty revenues..........................................................         889          33           14
                                                                              ----------  ----------  ------------
Total revenues..............................................................      40,037      33,420        2,699
                                                                              ----------  ----------  ------------
Costs and expenses:
  Cost of product sales.....................................................       1,167         910       --
  Research and development..................................................      59,162      41,881       25,670
  Selling, general and administrative.......................................      25,472      26,692        9,036
                                                                              ----------  ----------  ------------
Total costs and expenses....................................................      85,801      69,483       34,706
                                                                              ----------  ----------  ------------
Loss from operations........................................................     (45,764)    (36,063)     (32,007)
Interest income.............................................................      18,260      15,042        5,199
Interest expense............................................................        (489)       (711)        (607)
                                                                              ----------  ----------  ------------
Net loss....................................................................  $  (27,993) $  (21,732)  $  (27,415)
                                                                              ----------  ----------  ------------
                                                                              ----------  ----------  ------------
Basic and diluted loss per common share.....................................  $     (.95) $    (0.78)  $    (1.29)
                                                                              ----------  ----------  ------------
                                                                              ----------  ----------  ------------
Common shares used to calculate basic and diluted loss per common share.....      29,326      27,786       21,274
                                                                              ----------  ----------  ------------
                                                                              ----------  ----------  ------------

                             See accompanying notes

                                GILEAD SCIENCES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                 UNREALIZED GAINS
                                                                    ADDITIONAL      (LOSSES) ON
                                        PREFERRED                     PAID-IN      INVESTMENTS,        DEFERRED      ACCUMULATED
                                          STOCK      COMMON STOCK     CAPITAL           NET          COMPENSATION      DEFICIT
                                      -------------  -------------  -----------  -----------------  ---------------  ------------
                                                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
BALANCE AT MARCH 31, 1995...........    $              $      19     $ 172,947       $      33         $  (1,604)     $  (85,339)
  Issuance of 380,595 shares of
    common stock upon the exercise
    of stock options................       --                  1         1,963          --                --              --
  Issuance of 207,165 shares of
    common stock pursuant to the
    employee stock purchase plan....       --             --             1,430          --                --              --
  Issuance of 4,053,750 shares of
    common stock at $23.25 per share
    (net of issuance costs of
    $5,575).........................       --                  4        88,670          --                --              --
  Deferred compensation related to
    grant of certain stock
    options.........................       --             --               450          --                  (450)         --
  Amortization of deferred
    compensation....................       --             --            --              --                   656          --
  Unrealized gains on
    available-for-sale short-term
    investments, net................       --             --            --                 134            --              --
  Net loss..........................       --             --            --              --                --             (27,415)
                                            -----            ---    -----------          -----           -------     ------------
BALANCE AT DECEMBER 31, 1995........       --                 24       265,460             167            (1,398)       (112,754)
  Issuance of 500,853 shares of
    common stock upon the exercise
    of stock options................       --                  1         3,077          --                --              --
  Issuance of 181,590 shares of
    common stock pursuant to the
    employee stock purchase plan....       --             --             1,856          --                --              --
  Issuance of 4,305,844 shares of
    common stock at $37.75 per share
    (net of issuance costs of
    $7,063).........................       --                  4       155,478          --                --              --
  Compensation related to
    accelerated vesting on stock
    options.........................       --             --               706          --                --              --
  Amortization of deferred
    compensation....................       --             --            --              --                   849          --
  Unrealized losses on
    available-for-sale short-term
    investments, net................       --             --            --                 (78)           --              --
  Net loss..........................       --             --            --              --                --             (21,732)
                                            -----            ---    -----------          -----           -------     ------------
BALANCE AT DECEMBER 31, 1996........       --                 29       426,577              89              (549)       (134,486)
  Issuance of 1,190,541 shares of
    common stock upon the exercise
    of stock options................       --                  1        11,243          --                --              --
  Issuance of 92,878 shares of
    common stock pursuant to the
    employee stock purchase plan....       --             --             1,918          --                --              --
  Issuance of 1,133,786 shares of
    preferred stock.................            1         --            39,999          --                --              --
  Amortization of deferred
    compensation....................       --             --            --              --                   263          --
  Unrealized gains on
    available-for-sale short-term
    investments, net................       --             --            --                 255            --              --
  Net loss..........................       --             --            --              --                --             (27,993)
                                            -----            ---    -----------          -----           -------     ------------
BALANCE AT DECEMBER 31, 1997........    $       1      $      30     $ 479,737       $     344         $    (286)     $ (162,479)
                                            -----            ---    -----------          -----           -------     ------------
                                            -----            ---    -----------          -----           -------     ------------


                                          TOTAL
                                      STOCKHOLDERS'
                                         EQUITY
                                      -------------

BALANCE AT MARCH 31, 1995...........    $  86,056
  Issuance of 380,595 shares of
    common stock upon the exercise
    of stock options................        1,964
  Issuance of 207,165 shares of
    common stock pursuant to the
    employee stock purchase plan....        1,430
  Issuance of 4,053,750 shares of
    common stock at $23.25 per share
    (net of issuance costs of
    $5,575).........................       88,674
  Deferred compensation related to
    grant of certain stock
    options.........................       --
  Amortization of deferred
    compensation....................          656
  Unrealized gains on
    available-for-sale short-term
    investments, net................          134
  Net loss..........................      (27,415)
                                      -------------
BALANCE AT DECEMBER 31, 1995........      151,499
  Issuance of 500,853 shares of
    common stock upon the exercise
    of stock options................        3,078
  Issuance of 181,590 shares of
    common stock pursuant to the
    employee stock purchase plan....        1,856
  Issuance of 4,305,844 shares of
    common stock at $37.75 per share
    (net of issuance costs of
    $7,063).........................      155,482
  Compensation related to
    accelerated vesting on stock
    options.........................          706
  Amortization of deferred
    compensation....................          849
  Unrealized losses on
    available-for-sale short-term
    investments, net................          (78)
  Net loss..........................      (21,732)
                                      -------------
BALANCE AT DECEMBER 31, 1996........      291,660
  Issuance of 1,190,541 shares of
    common stock upon the exercise
    of stock options................       11,244
  Issuance of 92,878 shares of
    common stock pursuant to the
    employee stock purchase plan....        1,918
  Issuance of 1,133,786 shares of
    preferred stock.................       40,000
  Amortization of deferred
    compensation....................          263
  Unrealized gains on
    available-for-sale short-term
    investments, net................          255
  Net loss..........................      (27,993)
                                      -------------
BALANCE AT DECEMBER 31, 1997........    $ 317,347
                                      -------------
                                      -------------

                             See accompanying notes

                                GILEAD SCIENCES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              YEAR ENDED DECEMBER 31,   NINE MONTHS
                                                                                                           ENDED
                                                                              ------------------------  DECEMBER 31,
                                                                                 1997         1996          1995
                                                                              -----------  -----------  ------------
                                                                               INCREASE (DECREASE) IN CASH AND CASH
                                                                                           EQUIVALENTS
                                                                                          (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss..................................................................  $   (27,993) $   (21,732)  $  (27,415)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization...........................................        2,983        4,479        3,247
    Changes in assets and liabilities:
      Other current assets..................................................      (13,670)      (2,732)         371
      Other assets..........................................................         (250)        (175)        (148)
      Accounts payable......................................................          802           89        1,365
      Accrued clinical and preclinical expenses.............................        7,982        1,084          757
      Other accrued liabilities.............................................        1,272        2,204         (366)
      Deferred revenues.....................................................        9,014          319         (859)
                                                                              -----------  -----------  ------------
  Total adjustments.........................................................        8,133        5,268        4,367
                                                                              -----------  -----------  ------------
Net cash used in operating activities.......................................      (19,860)     (16,464)     (23,048)
                                                                              -----------  -----------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of short-term investments.......................................     (410,997)    (437,627)    (173,971)
  Sales of short-term investments...........................................      196,515      248,552       10,455
  Maturities of short-term investments......................................       88,408      153,257       94,147
  Capital expenditures......................................................       (3,861)      (3,727)        (565)
                                                                              -----------  -----------  ------------
Net cash used in investing activities.......................................     (129,935)     (39,545)     (69,934)
                                                                              -----------  -----------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Payments of financing obligations and long-term debt......................       (3,361)      (2,843)      (2,076)
  Proceeds from issuance of long-term debt..................................      --             3,000       --
  Proceeds from issuance of preferred stock.................................       40,000      --            --
  Proceeds from issuances of common stock...................................       13,162      160,416       92,068
                                                                              -----------  -----------  ------------
Net cash provided by financing activities...................................       49,801      160,573       89,992
                                                                              -----------  -----------  ------------
Net increase (decrease) in cash and cash equivalents........................      (99,994)     104,564       (2,990)
Cash and cash equivalents at beginning of period............................      131,984       27,420       30,410
                                                                              -----------  -----------  ------------
Cash and cash equivalents at end of period..................................  $    31,990  $   131,984   $   27,420
                                                                              -----------  -----------  ------------
                                                                              -----------  -----------  ------------
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
  Deferred compensation related to grant of certain stock options...........  $   --       $   --        $      450
                                                                              -----------  -----------  ------------
                                                                              -----------  -----------  ------------
  Compensation related to accelerated vesting of stock options..............  $   --       $       706   $   --
                                                                              -----------  -----------  ------------
                                                                              -----------  -----------  ------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Interest paid.............................................................  $       509  $       731   $      619
                                                                              -----------  -----------  ------------
                                                                              -----------  -----------  ------------

                             See accompanying notes

                                GILEAD SCIENCES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1997

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION AND PRINCIPLES OF CONSOLIDATION Gilead Sciences, Inc. (the "Company" or "Gilead") was incorporated in the State of Delaware on June 22, 1987. The Company is primarily engaged in the discovery, development and marketing of a new class of human therapeutics based on nucleotides. VISTIDE-Registered Trademark-, the Company's first commercially available product, which received marketing clearance from the FDA in June 1996, is sold by Gilead in the United States through drug wholesalers.

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Gilead Sciences Limited, which was formed under the laws of the United Kingdom in November 1995. To date, the subsidiary has been inactive and has no material assets or liabilities.

    CHANGE IN YEAR END In October 1995, the Company changed its fiscal year end from March 31 to December 31 effective with the nine-month period ended December 31, 1995.

    USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    CASH EQUIVALENTS The Company considers highly liquid investments with insignificant interest rate risk and a remaining maturity of three months or less at the purchase date to be cash equivalents.

    CONCENTRATIONS OF CREDIT RISK Cash and cash equivalents and short-term investments are the financial instruments that primarily subject the Company to credit risk. By policy, the Company limits amounts invested in securities by industry group, investment type and issuer, except for securities issued by the U.S. government. Gilead is not exposed to any significant concentrations of credit risk.

    REVENUE RECOGNITION The Company recognizes product sales revenue at the time product is shipped. Provisions are made for estimated product returns, cash discounts and government discounts and rebates. Contract revenues recognized under the Company's collaborative research and development agreements, license and supply agreements and government grants are recorded as earned based upon the performance requirements of the contracts. Payments received in advance under these agreements are recorded as deferred revenues until earned. Royalty revenues are recognized when received, which is generally in the quarter following that in which the corresponding sales occur.

    STOCK-BASED COMPENSATION In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which the Company adopted in 1996, the Company has elected to follow Accounting Principles Board Opinion ("APB") No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations in accounting for its employee stock option plans. Under APB No. 25, if the exercise price of the Company's employee and director stock options equals or exceeds the fair value of the underlying stock on the date of grant, no compensation expense is recognized. See Note 8 for pro forma disclosures of stock-based compensation pursuant to SFAS No. 123.

    SECURITIES AVAILABLE-FOR-SALE Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company's debt securities, which consist primarily of U.S. treasury securities, corporate commercial paper, bonds and notes of domestic corporations and asset-backed securities, are classified as available-for-sale and carried at

                                GILEAD SCIENCES

                               DECEMBER 31, 1997

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) estimated fair values in cash equivalents and short-term investments. At December 31, 1997, cash and cash equivalents include $28.5 million of securities designated as available-for-sale ($132.6 million at December 31, 1996). Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported as a separate component of stockholders' equity. Interest income includes interest, dividends, amortization of purchase premiums and discounts and realized gains and losses on sales of securities. The cost of securities sold is based on the specific identification method.

    FOREIGN CURRENCY INSTRUMENTS The Company enters into foreign exchange forward contracts with financial institutions in accordance with its foreign exchange risk management policy to hedge the currency exchange risk associated with certain firmly committed purchase transactions. Gains and losses on these contracts are deferred and reported as a component of the related transaction in the period in which it occurs. For further information, see Note 7.

    PROPERTY AND EQUIPMENT Property and equipment are stated at cost and consist of the following (in thousands):

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1997        1996
                                                                        ----------  ----------
Equipment subject to financing obligations............................  $    2,732  $    5,320
Laboratory equipment..................................................       5,571       1,904
Office equipment and furniture and fixtures...........................       5,037       4,081
Leasehold improvements................................................      12,583      10,887
                                                                        ----------  ----------
                                                                            25,923      22,192
Less accumulated depreciation and amortization........................     (15,610)    (13,020)
                                                                        ----------  ----------
                                                                        $   10,313  $    9,172
                                                                        ----------  ----------
                                                                        ----------  ----------

    Laboratory equipment, office equipment and furniture and fixtures are depreciated on a straight-line basis over their estimated useful lives of three to five years. Leasehold improvements and equipment subject to financing obligations are amortized on a straight-line basis over the shorter of their estimated useful life or the term of the related lease or borrowing.

    See Note 5 for information about certain laboratory and office equipment acquired pursuant to equipment financing obligations.

    OTHER ACCRUED LIABILITIES Other accrued liabilities are summarized as follows (in thousands):

                                                                                 DECEMBER 31,
                                                                             --------------------
                                                                               1997       1996
                                                                             ---------  ---------
Accrued compensation.......................................................  $   1,833  $   1,662
Accrued Medicaid rebates...................................................      1,881      1,100
Other......................................................................      1,991      1,671
                                                                             ---------  ---------
                                                                             $   5,705  $   4,433
                                                                             ---------  ---------
                                                                             ---------  ---------

                                GILEAD SCIENCES

                               DECEMBER 31, 1997

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) BASIC AND DILUTED LOSS PER COMMON SHARE At December 31, 1997, the Company
adopted SFAS No. 128, EARNINGS PER SHARE, which requires the Company to report basic and diluted loss per share in its financial statements. For all periods presented, both basic and diluted loss per common share are computed based on the weighted average number of common shares outstanding during the period. Convertible preferred stock and stock options could potentially dilute basic earnings per share in the future but were excluded from the computation of diluted loss per share as their effect is antidilutive for the periods presented.

    NEW ACCOUNTING PRONOUNCEMENTS In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, which establishes standards pertaining to how public business enterprises report operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997, and therefore the Company will adopt the new requirements retroactively in 1998. Management has not completed its review of SFAS No. 131, but does not anticipate that its adoption will have a significant effect on its existing financial reporting practices.

    In September 1997, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 97-12, ACCOUNTING FOR INCREASED SHARE AUTHORIZATIONS IN AN IRS SECTION 423 EMPLOYEE STOCK PURCHASE PLAN under APB OPINION NO. 25. EITF Issue No. 97-12 provides that new shares authorized under existing Section 423 employee stock purchase plans may give rise to compensation expense under circumstances specified in that accounting standard. The Company has a Section 423 employee stock purchase plan ("ESPP"), which is discussed in Note 8, with a share authorization increase pending stockholder approval, as described in Note
10. It is likely that some number of these newly authorized shares will require the Company to recognize compensation expense in its results of operations during 1998 and 1999. The amount of such potential compensation expense is not currently estimable, but the Company expects that it will not have a significant impact on its results of operations in either year.

    RECLASSIFICATIONS Certain prior period amounts have been reclassified to conform to the 1997 presentation.

                                GILEAD SCIENCES

                               DECEMBER 31, 1997

2. INVESTMENTS

    The following is a summary of available-for-sale securities (in thousands):

                                                               GROSS          GROSS
                                               AMORTIZED    UNREALIZED     UNREALIZED    ESTIMATED
                                                  COST         GAINS         LOSSES      FAIR VALUE
                                               ----------  -------------  -------------  ----------
DECEMBER 31, 1997
U.S. Treasury Securities and obligations of
  U.S. government agencies...................  $   35,615    $      55      $      (6)   $   35,664
Corporate debt securities....................      78,054          192             (1)       78,245
Asset-backed securities......................     118,362          121            (35)      118,448
Other debt securities........................      86,450           20             (2)       86,468
                                               ----------        -----            ---    ----------
  Total......................................  $  318,481    $     388      $     (44)   $  318,825
                                               ----------        -----            ---    ----------
                                               ----------        -----            ---    ----------
DECEMBER 31, 1996
U.S. Treasury Securities and obligations of
  U.S. government agencies...................  $   48,728    $       7      $     (89)   $   48,646
Corporate debt securities....................      27,115           24             (3)       27,136
Asset-backed securities......................      75,421          147             (5)       75,563
Other debt securities........................     145,158            8         --           145,166
                                               ----------        -----            ---    ----------
  Total......................................  $  296,422    $     186      $     (97)   $  296,511
                                               ----------        -----            ---    ----------
                                               ----------        -----            ---    ----------

    The following table presents certain information related to sales of available-for-sales securities (in thousands):

                                                          YEAR ENDED DECEMBER    NINE MONTHS
                                                                  31,               ENDED
                                                         ----------------------  DECEMBER 31,
                                                            1997        1996         1995
                                                         ----------  ----------  ------------
Proceeds from sales....................................  $  196,515  $  248,552   $   10,445
Gross realized gains on sales..........................  $      225  $      451   $   --
Gross realized losses on sales.........................  $      142  $       65   $   --
                                                         ----------  ----------  ------------
                                                         ----------  ----------  ------------

    At both December 31, 1997 and 1996, neither the contractual maturities of the debt securities (excluding asset-backed securities) nor the estimated maturities of the asset-backed securities exceed three years. Under the Company's investment policy, it may enter into repurchase agreements ("repos") with major banks and authorized dealers provided that such repos are collateralized by U.S. government securities with a fair value of at least 102 percent of the fair value of securities sold.

3. COLLABORATIVE RESEARCH AGREEMENTS

    PHARMACIA & UPJOHN In August 1996, the Company and Pharmacia & Upjohn S.A. ("P&U") entered into a License and Supply Agreement ("P&U Agreement") to market VISTIDE-Registered Trademark- (cidofivir injection) in all countries outside the United States. Under the terms of the agreement, P&U paid Gilead an initial license fee of $10.0 million. During the second quarter of 1997, VISTIDE was approved for marketing in Europe by the European Commission, which triggered an additional cash milestone payment of $10.0 million by P&U to the Company. Also as a result of achieving this milestone, in the second quarter

                                GILEAD SCIENCES

                               DECEMBER 31, 1997

3. COLLABORATIVE RESEARCH AGREEMENTS (CONTINUED) the Company issued and P&U purchased 1,133,786 shares of Series B Convertible Preferred Stock for approximately $40.0 million, or $35.28 per share. For additional information about the preferred stock, refer to Note 8.

    Under the terms of the P&U Agreement and related agreements covering expanded access programs for VISTIDE outside of the United States, the Company supplies to P&U either the bulk drug substance used to manufacture VISTIDE or the finished VISTIDE product ("Product"). Gilead is entitled to receive a royalty based upon P&U's sale of Product. It receives a portion of the royalty upon shipping either bulk drug substance or Product to P&U and the remainder upon P&U's sale of Product to third parties. Any royalties that Gilead receives before Product is sold to third parties are recorded as deferred revenues until such sales occur. At December 31, 1997, the Company has recorded on its balance sheet approximately $2.1 million of deferred revenues ($0.3 million at December 31, 1996).

    HOFFMANN-LA ROCHE In September 1996, Gilead and F. Hoffmann-La Roche Ltd. and Hoffmann-La Roche, Inc. (collectively, "Roche") entered into a collaboration agreement ("Roche Agreement") to develop and commercialize therapies to treat and prevent viral influenza. Under the Roche Agreement, Roche received exclusive worldwide rights to Gilead's proprietary influenza neuraminidase inhibitors. In October 1996, Roche made an initial license fee payment to Gilead of $10.3 million, which the Company reported as income. In both the second and fourth quarters of 1997, Gilead earned cash payments of $3.0 million per quarter, for a total of $6.0 million, upon achieving certain developmental milestones. Gilead is entitled to additional cash payments of up to $34.0 million upon achieving additional developmental and regulatory milestones. If any commercial products are developed under the collaboration, Roche will pay Gilead royalties based on net product sales.

    Under the Roche Agreement, Roche reimburses the Company for its related research and development costs under this program by funding such costs quarterly in advance, based on an annual budget. Amounts incurred by the Company in excess of amounts funded in advance may also be reimbursed, subject to Roche's approval. For the years ended December 31, 1997 and 1996, the Company recorded approximately $8.2 million and $1.1 million, respectively, of research and development reimbursement revenue related to the Roche Agreement. In the fourth quarter of 1997, the Company incurred approximately $5.2 million of costs related to the Roche Agreement in excess of costs originally estimated for the quarter. Because reimbursement of the excess costs is subject to Roche's review and approval in the first quarter of 1998, the Company did not record the potential reimbursement of any of these excess costs as revenues in its results of operations for the year ended December 31, 1997. Except for the $5.2 million subject to approval as of year-end, related research and development costs approximate the reimbursement revenue and are included in research and development expenses in the accompanying consolidated financial statements. Reimbursements are included in contract revenues. At December 31, 1997, the Company has recorded deferred revenues of $7.2 million, which represent Roche's advance reimbursement of budgeted research and development costs for the first quarter of 1998.

    In September 1996, Gilead and Roche entered into an agreement to co-promote Roche's Roferon-A-Registered Trademark- (Interferon alfa-2a, recombinant) for the treatment of chronic hepatitis C infection in the United States. Roche paid Gilead a $0.2 million one-time fee in 1996. Beginning in 1997, Roche is required to pay Gilead a royalty based on the net product sales.

                                GILEAD SCIENCES

                               DECEMBER 31, 1997

3. COLLABORATIVE RESEARCH AGREEMENTS (CONTINUED)
    GLAXO WELLCOME In July 1990, the Company entered into a collaborative research agreement with Glaxo Wellcome Inc. ("Glaxo"). Concurrent with the signing of the agreement, Glaxo made an $8.0 million equity investment in the Company and holds 889,911 shares of the Company's outstanding common stock at December 31, 1997. The agreement provided for the Company to conduct research over a period of five years with a goal of identifying code blocker compounds with potential application in the diagnosis, prevention and treatment of cancer. The collaboration was extended to all potential therapeutic applications in July 1992.

    In March 1996, the Company and Glaxo entered into a new collaborative research agreement extending for five years the existing collaboration between the parties. Under the terms of the new agreement, Glaxo will fund the Company's ongoing research in the code blocker field for five years. Each party has a worldwide right to the other party's patent rights to research, develop, manufacture and sell products based on code-blocker technology for all applications. Glaxo will have the primary right to develop any products identified during the collaboration. Gilead is entitled to payments for achievement of regulatory milestones, as well as royalties on any product sales. Glaxo has the right to terminate the collaborative research and funding at any time, without prior notice beginning in June 1998, in which case Gilead could develop code blocker technology independently or with a third party, subject to Glaxo's ownership rights to joint technology. Under the terms of the Glaxo agreements, the Company received $3.0 million in both 1997 and 1996, and $2.1 million in the nine months ended December 31, 1995, to fund research. Such reimbursed research and development costs approximate the related revenue and are included in research and development expenses in the accompanying financial statements.

    AMERICAN HOME PRODUCTS In August 1994, the Company entered into a license and supply agreement with Storz Instrument Company ("Storz"), a subsidiary of American Cyanamid Company, to develop and market an eye-drop formulation of cidofovir for the potential treatment of topical ophthalmic viruses. American Cyanamid was later acquired by American Home Products, who sold Storz to Bausch & Lomb Incorporated in late 1997. The Company received a $0.3 million annual fee in each of the years ended December 31, 1997 and 1996, which were recognized as revenue (the Company also recognized as revenue a $0.3 million annual fee in the nine months ended December 31, 1995). In addition, under the agreement the Company is entitled to receive annual fees, milestone payments and future royalties on product sales.

4. ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

    Gilead sells VISTIDE through major drug wholesalers in the United States. In August 1996 a major wholesaler, FoxMeyer Corporation, filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. The total receivable outstanding as of December 31, 1996 from FoxMeyer of $0.6 million has been reserved. In 1997, the Company collected approximately $0.1 million of this amount by assigning its claim to a third party. Accordingly, no additional recovery of this receivable is expected. Trade receivables, net of allowances, are reported on the consolidated balance sheet in other current assets.

    At December 31, 1997, other current assets include reimbursable research and development expenses and a milestone payment totaling approximately $12.4 million due from Roche. For additional information, refer to Note 3.

                                GILEAD SCIENCES

                               DECEMBER 31, 1997

5. EQUIPMENT FINANCING OBLIGATIONS AND LONG-TERM DEBT

    Included in property and equipment at December 31, 1997 and 1996 are assets with a cost of $2.7 million and $5.3 million, respectively, acquired pursuant to capital lease obligations and equipment loans. Accumulated amortization of assets acquired pursuant to these obligations was approximately $1.7 million and $4.4 million at December 31, 1997 and 1996, respectively. Assets acquired under these arrangements secure the related obligations. Amounts due under these obligations beyond 1998 are immaterial. The present value of these outstanding obligations at December 31, 1997 was $0.4 million.

    In May 1994, the Company entered into an unsecured $6.0 million term loan to finance its office and research and development facilities expansion and the acquisition of related laboratory equipment. The four-year loan requires quarterly principal payments of $0.4 million, plus applicable interest at a fixed rate of 8 percent, commencing July 1994. In addition, the Company is required to comply with certain financial and operating covenants. At December 31, 1997, the total debt outstanding under the term loan is $0.8 million, all of which is classified as a current liability. The book value of this debt approximates its fair value at December 31, 1997.

    In October 1996, the Company entered into an unsecured $3.0 million term loan to finance its office and research and development facilities expansion. The four-year loan requires quarterly principal payments of $0.2 million, plus applicable interest, commencing October 1, 1996. The interest rate was fixed at
6.9 percent for the first year of the loan, but resets periodically thereafter based on applicable LIBOR rates. In addition, the Company is required to comply with certain financial and operating covenants. At December 31, 1997, the total debt outstanding is approximately $2.1 million. The current portion outstanding is $0.8 million. At December 31, 1997, the book value of this long-term debt approximates its fair value.

    At December 31, 1997, the Company is in compliance with all financial and operating covenants under the unsecured term loans.

                                GILEAD SCIENCES

                               DECEMBER 31, 1997

6. COMMITMENTS

    The Company leases its facilities pursuant to operating leases. Rent expense under these leases totaled approximately $2.3 million and $2.1 million for the years ended December 31, 1997 and 1996, respectively, and approximately $1.5 million for the nine-month period ended December 31, 1995.

    At December 31, 1997, the aggregate noncancelable future minimum payments under the operating leases, net of aggregate future minimum rentals to be received by the Company under noncancelable subleases, are as follows (in thousands):

Year ending December 31:
  1998.............................................................................  $   2,080
  1999.............................................................................      2,341
  2000.............................................................................      2,484
  2001.............................................................................      2,573
  2002.............................................................................      2,664
                                                                                         9,330
                                                                                     ---------
Thereafter.........................................................................  $  21,472
                                                                                     ---------
                                                                                     ---------

The Company has in place a letter of credit agreement from a bank, which secures the aggregate future payments under one of its facilities leases. At December 31, 1997, a total of $1.4 million was secured under this letter of credit arrangement.

7. FOREIGN CURRENCY INSTRUMENTS

    Gilead enters into forward foreign exchange contracts to hedge the currency risk associated with certain firmly committed purchase orders denominated in foreign currencies. At December 31, 1997, the Company had outstanding forward contracts with maturity dates early in 1998 to sell approximately $1.0 million of foreign currencies (primarily the French franc). At December 31, 1996, the Company had outstanding forward contracts to sell $1.4 million of French francs with maturity dates in early 1997.

    In general, these contracts do not expose the Company to market risk because gains and losses on the contracts offset gains and losses on the transactions being hedged. The Company's exposure to credit risk from these contracts is a function of changes in interest and currency exchange rates and, therefore, varies over time. Gilead limits its risk that counterparties to these contracts may be unable to perform by transacting only with major U.S. banks. The Company also limits its risk of loss by entering into contracts that provide for net settlement at maturity. Therefore, the Company's overall risk of loss in the event of a counterparty default is limited to the amount of any unrecognized and unrealized gains on outstanding contracts (i.e., those contracts that have a positive fair value) at the date of default. Estimates of the fair values of contracts are based on established pricing models and prevailing market rates. At December 31, 1997, the aggregate fair value of the Company's forward foreign exchange contracts was approximately ($0.2) million. The fair values of such contracts were immaterial at December 31, 1996.

8. STOCKHOLDERS' EQUITY

    PREFERRED STOCK The Company has 5,000,000 shares of authorized preferred stock issuable in series. The Company's Board of Directors is authorized to determine the designation, powers, preferences and

                                GILEAD SCIENCES

                               DECEMBER 31, 1997

8. STOCKHOLDERS' EQUITY (CONTINUED)
rights of any such series. The Company has reserved 400,000 shares of preferred stock for potential issuance under the Preferred Share Purchase Rights Plan.

    In June 1997, the Company issued 1,133,786 shares of Series B Convertible Preferred Stock to P&U for approximately $40.0 million, or $35.28 per share. Each preferred share is convertible at the option of the holder into one share of common stock at any time, and each has a liquidation value equal to its purchase price. The Series B Preferred Stock has substantially the same voting rights as the Company's common stock. Dividends are noncumulative and payable at the rate of 5 percent of the original issue price per year only when, as and if declared by the Company's Board of Directors.

    COMMON STOCK The Company has 60,000,000 shares of authorized common stock at December 31, 1997. In January 1996, the Board of Directors approved an amendment to the Company's Certificate of Incorporation, increasing the number of shares of common stock authorized from 35,000,000 to 60,000,000 shares. The amendment was approved by the Company's stockholders and filed with the Delaware Secretary of State in May 1996.

    EMPLOYEE STOCK PURCHASE PLAN The Company has adopted an ESPP under which employees can purchase shares of the Company's common stock based on a percentage of their compensation. The purchase price per share must equal at least the lower of 85 percent of the market value on the date offered or the date purchased. A total of 750,000 shares of common stock are reserved for issuance under the ESPP. As of December 31, 1997, 694,167 shares had been issued under the ESPP (601,289 shares as of December 31, 1996).

    STOCK OPTION PLANS In December 1987, the Company adopted the 1987 Incentive Stock Option Plan and the Supplemental Stock Option Plan for issuance of common stock to employees, consultants and scientific advisors. In April 1991, the Company's Board of Directors approved the granting of certain additional nonqualified stock options with terms and conditions substantially similar to those granted under the 1987 Supplemental Stock Option Plan. At the grant date, none of the options described above had exercise prices that were less than the fair value of the underlying stock on that date. The options vest over five years pursuant to a formula determined by the Company's Board of Directors and expire after ten years. No shares are available for grant of future options under any of these plans.

    In November 1991, the Company adopted the 1991 Stock Option Plan ("1991 Plan") for issuance of common stock to employees and consultants. Options issued under the 1991 Plan shall, at the discretion of the Company's Board of Directors, be either incentive stock options or nonqualified stock options. The exercise price of incentive stock options must be at least equal to the fair value of the common stock on the date of grant. The options vest over five years pursuant to a formula determined by the Company's Board of Directors and expire after ten years. At December 31, 1997, 979,420 shares were available for grant of future options.

    In November 1995, the Company adopted the 1995 Non-Employee Directors' Stock Option Plan ("1995 Plan") for issuance of common stock to non-employee Directors pursuant to a predetermined formula. The exercise price of options granted under the 1995 Plan must be at least equal to the fair value of the common stock on the date of grant. The options vest over five years from the date of grant in quarterly 5 percent installments and expire after ten years. At December 31, 1997, 151,000 shares were available for grant of future options.

                                GILEAD SCIENCES

                               DECEMBER 31, 1997

8. STOCKHOLDERS' EQUITY (CONTINUED)
    The following table summarizes activity under all stock option plans for each of the two years in the period ended December 31, 1997, and the nine-month period ended December 31, 1995. All option grants presented in the table had exercise prices not less than the fair value of the underlying stock on the grant date, except as noted below (shares in thousands):

                                                                                                         NINE MONTHS ENDED
                                                             YEAR ENDED              YEAR ENDED
                                                            DECEMBER 31,            DECEMBER 31,            DECEMBER 31,
                                                                1997                    1996                    1995
                                                       ----------------------  ----------------------  ----------------------
                                                                   WEIGHTED                WEIGHTED                WEIGHTED
                                                                    AVERAGE                 AVERAGE                 AVERAGE
                                                                   EXERCISE                EXERCISE                EXERCISE
                                                        SHARES       PRICE      SHARES       PRICE      SHARES       PRICE
                                                       ---------  -----------  ---------  -----------  ---------  -----------
Outstanding, beginning of period.....................      4,651   $   14.96       4,144   $   10.55       4,069   $    8.96
  Granted............................................        923       29.21       1,239       25.89         532       18.04
  Granted (exercise price less than fair value)......     --          --          --          --              75       19.00
  Forfeited..........................................       (266)      20.51        (231)      13.70        (155)      11.60
  Exercised..........................................     (1,191)       9.42        (501)       6.15        (377)       5.20
                                                       ---------  -----------  ---------  -----------  ---------  -----------
Outstanding, end of period...........................      4,117   $   19.39       4,651   $   14.96       4,144   $   10.55
                                                       ---------  -----------  ---------  -----------  ---------  -----------
Exercisable, end of period...........................      1,673   $   13.83       2,025   $   10.23       1,663   $    8.54
                                                       ---------  -----------  ---------  -----------  ---------  -----------

    During the nine-month period ended December 31, 1995, the Company granted 75,000 stock options with exercise prices less than the fair value of the underlying stock at the grant date. For these options only, the Company recorded deferred compensation expense of $0.5 million, based on the difference between the grant price and the fair value of the underlying stock at the date of grant. This deferred compensation is being amortized to expense over the five-year vesting period of the options. Amortization expense for the year ended December 31, 1997 totaled $0.3 million ($0.8 million for the year ended December 31, 1996 and $0.7 million for the nine-month period ended December 31, 1995).

    The following table summarizes information about significant exercise price ranges of outstanding and exercisable options at December 31, 1997 (options in thousands):

                                                                     WEIGHTED-
                                                                      AVERAGE         WEIGHTED-                   WEIGHTED-
                                                                     REMAINING         AVERAGE                     AVERAGE
                                                    OPTIONS      CONTRACTUAL LIFE     EXERCISE       OPTIONS      EXERCISE
RANGE OF EXERCISE PRICES                          OUTSTANDING        IN YEARS           PRICE      EXERCISABLE      PRICE
-----------------------------------------------  -------------  -------------------  -----------  -------------  -----------
$0.09--$12.25..................................        1,054              5.11        $    7.56           739     $    7.72
$12.50--$18.75.................................        1,211              6.64            15.99           647         15.30
$19.00--$29.00.................................        1,030              8.83            24.12           158         21.34
$29.625--$42.88................................          822              8.59            33.65           129         32.30
                                                       -----               ---       -----------        -----    -----------
  Total........................................        4,117              7.19        $   19.39         1,673     $   13.83
                                                       -----               ---       -----------        -----    -----------
                                                       -----               ---       -----------        -----    -----------

                                GILEAD SCIENCES

                               DECEMBER 31, 1997

8. STOCKHOLDERS' EQUITY (CONTINUED)
    PRO FORMA DISCLOSURES The table below reflects Gilead's net loss and basic and diluted loss per common share if compensation cost for the Company's stock plans had been determined based on their estimated fair values at the grant dates for awards under those plans. Since pro forma compensation cost is amortized over the vesting periods of the related awards, and because SFAS No. 123 is applicable only to options granted or shares issued subsequent to March 31, 1995, its pro forma effect will not be fully reflected until 1999.

                                                                                                      NINE MONTHS
                                                                                    YEAR ENDED           ENDED
                                                                                   DECEMBER 31,       DECEMBER 31,
                                                                              ----------------------  ------------
                                                                                 1997        1996         1995
                                                                              ----------  ----------  ------------
Pro forma net loss (in thousands)...........................................  $  (38,503) $  (29,586)  $  (29,162)
Pro forma basic and diluted loss per share..................................  $    (1.31) $    (1.06)  $    (1.37)
                                                                              ----------  ----------  ------------

    Fair values of the options were estimated at grant dates using a Black-Scholes option pricing model. The Company used the multiple option approach and the following assumptions:

Expected life in years (from vesting date)--options..................................       1.75       1.54       1.54
Expected life in years--ESPP.........................................................        .75       1.54       1.54
Interest rate--options...............................................................        6.2%       6.0%       6.0%
Interest rate--ESPP..................................................................        5.6%       6.0%       6.0%
Volatility...........................................................................         66%        69%        69%
Dividend yield.......................................................................          0%         0%         0%
                                                                                       ---------  ---------  ---------

    The weighted average estimated fair value of each stock option granted for the years ended December 31, 1997 and 1996, and for the nine months ended December 31, 1995, was $17.14, $15.17 and $11.26, respectively.

    PREFERRED SHARE PURCHASE RIGHTS PLAN In November 1994, the Company adopted a Preferred Share Purchase Rights Plan (the "Plan"). The Plan provides for the distribution of a preferred stock purchase right (a "Right") as a dividend for each share of Gilead common stock held of record at the close of business on December 14, 1994. The Rights are not currently exercisable. Under certain conditions involving an acquisition or proposed acquisition by any person or group of 15 percent or more of the common stock, the Rights permit the holders (other than the 15 percent holder) to purchase Gilead common stock at a 50 percent discount from the market price at that time, upon payment of an exercise price of $60 per Right. In addition, in the event of certain business combinations, the Rights permit the purchase of the common stock of an acquirer at a 50 percent discount from the market price at that time. Under certain conditions, the Rights may be redeemed by the Company's Board of Directors in whole, but not in part, at a price of $.01 per Right. The Rights have no voting privileges and are attached to and automatically trade with Gilead common stock. The Rights expire on November 21, 2004.

                                GILEAD SCIENCES

                               DECEMBER 31, 1997

9. INCOME TAXES

    As of December 31, 1997, the Company had federal net operating loss carryforwards of approximately $166.9 million. The net operating loss carryforwards will expire at various dates beginning in 2001 through 2012, if not utilized.

    Significant components of the Company's deferred tax assets for federal and state income taxes are as follows (in thousands):

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1997        1996
                                                                        ----------  ----------
Deferred tax assets:
  Net operating loss carryforwards....................................  $   57,100  $   43,000
  Research credits (expire 2001-2012).................................       6,800       5,400
  Capitalized R&D for California......................................       4,400       4,100
  Other...............................................................       2,300       2,800
                                                                        ----------  ----------
Total deferred tax assets.............................................      70,600      55,300
Valuation allowance for deferred tax assets...........................     (70,600)    (55,300)
                                                                        ----------  ----------
Net deferred tax assets...............................................  $        0  $        0
                                                                        ----------  ----------
                                                                        ----------  ----------

    The net valuation allowance increased by $15.3 million and $8.2 million during the years ended December 31, 1997 and 1996, respectively.

    Utilization of the net operating losses and credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986.

    Approximately $12.1 million of the valuation allowance at December 31, 1997 relates to the tax benefits of stock option deductions which will be credited to additional paid-in capital when realized.

10. SUBSEQUENT EVENTS

    On January 22, 1998, the Board of Directors authorized an additional 500,000 shares of common stock as available to be issued under the ESPP. It also authorized an additional 800,000 shares of common stock as available for grant under the 1991 Plan. Both increases are subject to stockholder approval. See
Note 1 for additional information about the ESPP share authorization increase.

                                GILEAD SCIENCES

                               DECEMBER 31, 1997

11. QUARTERLY RESULTS (UNAUDITED)

    The following table is in thousands, except per share amounts:

                                                              1ST QUARTER  2ND QUARTER  3RD QUARTER  4TH QUARTER
                                                              -----------  -----------  -----------  -----------
1997
  Total revenues............................................   $   5,466    $  19,726    $   4,937    $   9,909
  Total costs and expenses..................................      17,460       21,170       20,017       27,155
  Net income (loss).........................................      (7,948)       2,711      (10,331)     (12,424)
  Basic earnings (loss) per share...........................       (0.27)        0.14        (0.35)       (0.42)
  Diluted earnings (loss) per share.........................       (0.27)        0.09        (0.35)       (0.42)
1996
  Total revenues............................................   $     779    $   2,206    $  24,654    $   5,781
  Total costs and expenses..................................      14,148       18,104       19,251       17,980
  Net income (loss).........................................     (10,802)     (12,158)       9,310       (8,082)
  Basic earnings (loss) per share...........................       (0.42)       (0.43)        0.33        (0.28)
  Diluted earnings (loss) per share.........................       (0.42)       (0.43)        0.30        (0.28)
                                                              -----------  -----------  -----------  -----------
                                                              -----------  -----------  -----------  -----------

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Gilead Sciences, Inc.

    We have audited the accompanying consolidated balance sheets of Gilead Sciences, Inc. as of December 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 1997, and the nine months ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gilead Sciences, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 1997, and the nine months ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Palo Alto, California

January 23, 1998

                             CORPORATE INFORMATION

TRANSFER AGENT AND REGISTRAR

    Communications concerning stock transfer requirements, lost certificates and changes of address should be directed to the Transfer Agent:

       ChaseMellon Shareholder Services LLC
       85 Challenger Road
       Overpeck Centre
       Ridgefield Park, NJ 07660 USA
       http://www.chasemellon.com
       1-800-522-6645

STOCKHOLDER INQUIRIES

    Inquiries from our stockholders and potential investors regarding our company are always welcome and will receive a prompt response. Please direct your requests for information to:

       Investor Relations
       Gilead Sciences, Inc.
       333 Lakeside Drive
       Foster City, California 94404 USA
       650-574-3000 or 1-800-GILEAD-5

    Information regarding Gilead is available via the Internet on our Web site at: www.gilead.com

STOCK LISTING

    Gilead common stock is traded on The Nasdaq Stock Market under the symbol GILD.

PRICE RANGE OF COMMON STOCK

    As of February 27, 1998, there were approximately 564 stockholders of record of the Company's common stock and 30,131,484 shares of common stock outstanding. No dividends have been paid on the common stock since the Company's inception, and the Company does not anticipate paying any dividends in the foreseeable future.

1996                  HIGH        LOW
-------------------- -------    -------
First Quarter....... $41 7/8    $26 3/4
Second Quarter...... $39        $21 3/4
Third Quarter....... $29 3/4    $17 1/4
Fourth Quarter...... $28 3/4    $21 1/2


1997                  HIGH        LOW
-------------------- -------    -------
First Quarter....... $34 1/4    $22 7/8
Second Quarter...... $32 1/8    $21 5/8
Third Quarter....... $46 1/8    $24 1/4
Fourth Quarter...... $44 7/8    $32 3/4

ANNUAL MEETING

    The annual meeting of stockholders will be held at 10:00 a.m. on Wednesday, May 27, 1998, at Hotel Sofitel, 223 Twin Dolphin Drive, Redwood City, California.

    VISTIDE-Registered Trademark- is a registered trademark and PREVEON-TM- is a trademark of Gilead Sciences, Inc.

    -C- 1998 Gilead Sciences, Inc.

    Design: Cahan &Associates, San Francisco

    Photography: Daniel de Souza

                                       49